As filed with the Securities and Exchange Commission on January 7, 2000
                                                     Registration No. 0-
                                                                      --------
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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            -------------------------

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              OF SMALL BUSINESS ISSUES UNDER SECTION 12(b) OR 12(g)
                          OF THE SECURITIES ACT OF 1934

                            -------------------------


                           CHINA GATEWAY HOLDINGS INC.

                 (Name of Small Business Issuer in Its Charter)


              DELAWARE
(State or Other Jurisdiction of         (I.R.S. Employer Identification Number)
Incorporation or Organization)

   CLI BUILDING, SUITE 1003
   313 HENNESSY ROAD
   HONG KONG
(Address of Principal Executive Offices)                             (Zip Code)


                                011-852-2893-9676
                           (Issuer's Telephone Number)

                               -------------------


         SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT: None

           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

                         Common Stock, Par Value $.0001

                                (Title of Class)

                    DOCUMENTS INCORPORATED BY REFERENCE: None

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                                    BUSINESS

OVERVIEW

                  China Gateway Holdings Inc., formerly Orient Packaging Holdings Limited (the "Company"), is a manufacturer of paperboard products used in packaging material for the Chinese market. All of the Company's manufacturing operations are conducted through Wuhan Dong Feng Paper Company Limited, the Company's 60%-owned joint venture ("Wuhan Limited" or the "Joint Venture"). Wuhan Limited has a term of 30 years that expires in 2027. The Company's manufacturing facilities are located in Wuhan, Hubei Province, which is in the Yangtze River basin area of Central part of the People's Republic of China ("China" or "PRC"). The Wuhan facilities have an annual production capacity of 35,000 tons of paperboard products.

                  The Company manufactures bleached (white top) paperboard, a product used primarily as covering in the manufacture of corrugated packaging for the food and beverage industry. The Company provides such paperboard products to customers in China. Major manufacturers of food and beverages in China, especially foreign brand manufacturers, have increasingly turned to bleached paperboard covering of corrugated boxes for wholesale distribution of products. This is in response to the increasing awareness and sophistication of Chinese consumers.

                  The Company's objective is to continue to develop as a supplier of high quality packaging material to foreign brand name consumer product companies in the Chinese market.

INDUSTRY

                  According to the industry publication Pulp & Paper International (July 1999), in 1998, China ranked third, trailing only the United States and Japan, for the consumption of paper and paperboard products in the world. The demand for paperboard packaging material is correlated to the rate of economic growth and consumer spending. The Company believes that China's rapid growth in recent years and its entry into the World Trade Organization Pact in November 1999 will increase the Company's market opportunity in China's fragmented paper industry.

                  As a result of the Chinese government's earlier attempts at producing a self-sufficient paper industry based on local enterprise production, the paper industry in China is highly fragmented into many small capacity paper mills. This has resulted in large inefficiencies in the industry as well as a general low level of training and technical expertise. A large number of `backyard' mills with annual production capacity of less than 5,000 tons per annum account for a significant proportion of China's total paper production capacity. Due to the difficulties in regulating environmental pollution from such a large number of paper mills, and inefficiencies in such an industry structure, the Chinese government has introduced regulations, effective from 1997, to phase-in a close down of all paper mills with a capacity of less than 10,000 tons per annum. The resulting reorganization of the industry will produce a consolidation of business among those paper mills currently operating above this threshold, resulting in significant investment incentives to expand production capacity at each mill and a trend towards developing higher capacity mills. With the decreasing number of suppliers in the market, there will be a window for the Company to expand its market share.

PRODUCTS

                  The Company produces mainly uncoated and coated white-lined chipboard in a range of paperboard weights ranging from 180g/m(2) to 400g/m(2). Uncoated white-lined chipboard is used in consumer corrugated packaging. Coated white-lined chipboard is used for applications that require higher quality printed surfaces. In addition, the Company also produces small quantities of other types of paperboard products, including whiteback paperboard used for the packaging of foodstuffs.

                  Paperboard in China is graded according to Chinese national technical standards, which are used as an indicator of the quality of the paperboard but have no formal influence on the sales price achieved, which is market driven. The white-lined chipboard produced by the Company is primarily graded as Class C paperboard. Class C paperboard accounts for approximately 80% of China's total domestic paperboard production. Class B paperboard, produced by relatively few premium mills, accounts for the balance of China's domestic production. The highest quality paperboard available in the China market (Class A paperboard) is imported paperboard, mainly from South Korea, Taiwan and Japan, which is used almost exclusively by foreign-owned joint venture operations in some specialized high-quality end-uses.

                  The Company's product is used in a wide range of packaging for both domestic and international consumer product manufacturers in China. Generally, consumer product manufacturers subcontract the conversion and printing of their packaging to corrugated box manufacturers. These corrugated box manufacturers in turn assemble and fold containers using white-lined chipboard supplied by the Company and kraft linerboard imported or manufactured domestically. Corrugated paper is glued on the inside of the white-lined chipboard and the kraft linerboard covers onto the corrugated paper and forms a sandwich structure. Kraft linerboard is a kind of unbleached paperboard, which maintains a light brown finishing. White-lined chipboard is a bleached paperboard that has a white finishing like writing paper. The white-lined chipboard surface of these containers may be printed with the end users' designs and logos.

                  The Company's products have been utilized in final packaging by a number of international beverage manufacturers, including Coca-Cola, Pepsi Cola and Pabst Blue Ribbon beer for domestic China sales.

                  The Company's customers, comprised of both paper dealers and corrugated box manufacturers, are based predominantly in Southern China and the eastern coastal regions including Shanghai, Fujian and Zhejiang provinces. The Company also has several customers based in the Sichuan province in Central China. As of September 1999, the Company had approximately 20 major customers of which the largest accounted for approximately 8.8% of sales for the nine-month period ended September 30, 1999.

MARKETING & SALES

                  The Company's sales and marketing activities are centered in Wuhan with additional support from the Company's executive office in Hong Kong. The Company employs 22 salespersons with key sales regions controlled by a total of five regional sales managers who operate on a salary and commission basis. In addition to the Company's sales team in Wuhan, the Company utilizes a network of five independent sales agents throughout the major markets in China.

                  The Company markets its white-lined chipboard under the "Golden Horse" brand name. The brand name has been used by the Wuhan Dong Feng Paper Mill Company ("Wuhan Company"), the Company's joint venture partner in Wuhan Limited, for over 40 years.

MANUFACTURING PROCESS

         PRODUCTION

                  In the production process, the fiber stock for paperboard is prepared from raw materials by placing wastepaper or pulp sheets into large digesting tanks where, with the addition of certain chemicals, a fiber slurry is produced. This slurry is delivered from the tanks by pipelines to the paper machines where it is laid on to large moving mats which carry the slurry through various rollers where it is pressed and dried, producing a continuous line of board that is either wound onto reels or cut up separately into sheets.

                  The Wuhan facilities have six individual paper machines for paperboard production and four separate digesting tanks for producing the fiber slurry to be used in the paperboard production process. The trend in Western paper mills is towards single large and high capacity paper machines, which are able to produce significant economies of scale. However the existence of several small paper machines creates a competitive advantage for a paper mill by allowing quick and efficient production of paperboard with varying dimensions to meet customized customer specifications while minimizing the amount of wastage produced.

         RAW MATERIAL SUPPLY

                  The major component of the Company's manufacturing expenditures is the cost of raw material for the preparation of the fiber stock, which generally accounts for between 60% - 75% of the paperboard's sales price. In addition to being a major cost, the type and amount of fiber used directly correlates to the quality characteristics of the paperboard. As a result, fiber supply is a crucial aspect of the Company's manufacturing process.

                  The Company utilizes four different types of fiber: virgin bleached kraft softwood pulp (BKSP), straw pulp and two main types of recycled paper (mixed wastepaper and de-inked newspaper). The BKSP used is imported from North America and trades at a price determined by international commodity markets. The price of recycled paper is also determined by the international commodity markets. The Company imports approximately 30% of its recycled paper requirements, with the remainder being sourced from the China domestic market. The Company manufactures its own straw pulp from straw purchased from the region around Wuhan. However, the Company's use of straw pulp will shortly be discontinued and replaced with de-inked old newspaper fiber.

                  The international market for BKSP is cyclical. However, as the actual proportion of BKSP used in the paperboard production process is less than 10% of the total fiber requirements, the Company's exposure to volatility in these markets is limited.

                  More important to the Company's operations is the volatility of the recycled paper market, which Management believes is generally more stable than that for virgin pulp products. Most of the internationally traded wastepaper originates from the United States, so movements in international prices closely track demand and supply in that market. The Company imports approximately 35% of its wastepaper requirements, of which two-thirds originate from Hong Kong and one-third from the United States.

                  Domestic Chinese wastepaper supply is less volatile than that of internationally traded wastepaper since it is generally of lower quality than the international product and often requires further processing before it can be used. As a result, Chinese wastepaper trades at a significantly lower price than internationally traded wastepaper. The Company carries out its own wastepaper collection activities within Wuhan and in addition obtains domestic wastepaper from wastepaper brokers in Southern China where domestic wastepaper is available in plentiful supply. The Company carries out barter trade arrangements with these domestic wastepaper brokers. Specifically, the Company exchanges paperboard products for wastepaper, which gives it a competitive advantage in securing a reliable wastepaper supply.

                  Other significant inputs in the paperboard production process include chemicals (for pulping, papermaking, pigmentation and coating), water, electricity and steam. All chemicals required are sourced from China domestic manufacturers, which ensures reliable supply and significant lower cost than that of imported chemicals. The Company's paper mill is located near the banks of the Yangtze River, and the Company has constructed its own water treatment facilities at this source to ensure a cost-effective and reliable water supply. Electricity is purchased from the Wuhan grid. The large quantities of steam required for the paperboard production processes are produced on-site at the Company's paper mill by coal powered boilers.

COMPETITION

                  The paper industry is highly fragmented in China as a result of the Chinese government's earlier attempts at producing a self-sufficient paper industry based on local enterprise production. The Company believes that as a result of the consolidation of the industry, the Company is positioned to increase its market share in the industry. In particular, the Company believes that it has the following competitive advantages:

                  PRODUCTION VERSATILITY - The ability to produce paperboard according to customized customer specification is a unique advantage that the Company has over other Chinese manufacturers. In larger paper mills in the West, significant investment in automated sheeting operations and inventory management is required in order to be able to efficiently meet customer requirements. Management believes that no paper mill in China has such systems installed. The Company, however, is able to simulate the process because the Company has six individual paper machines that provides it flexibility in scheduling production.

                  PRODUCT DISTRIBUTION - The Company has established distribution systems throughout its main customer markets in China. These include a network of independent agencies in Fuijian and Guangzhou province, allowing effective servicing of customers in these key markets.

                  RELIABILITY OF RAW MATERIAL SUPPLY - With fiber being the most important item in paperboard production, it is essential that reliable sources of supply exist. The Company has established relationships with suppliers through its barter trade arrangements with brokers for wastepaper.

                  ESTABLISHED BRANDS - Wuhan Limited's "Golden Horse" brand paperboard has been established in the China domestic market for over 40 years. The Company believes that Golden Horse is one of the oldest brands in the market and is well known for its quality and reliability. Accordingly, the Company is able to charge a premium for its product as compared to similarly situated paper mills.

                  The Company believes that the signing of the World Trade Organization Pact between the U.S. and China in November 1999 will lead to the opening of the Chinese market to foreign competitors who will be able to import paper products into the Chinese market with lower import duties. The lower price of imported paper products will increase competition in the Chinese market.

GAMMA LINK ENTERPRISES CORP. ACQUISITION

                  In October 1999, the Company and Gamma Link Enterprises Corp., a British Virgin Islands corporation ("Gamma"), entered into a Purchase Agreement pursuant to which the Company will acquire 100% of the outstanding capital stock of Gamma in exchange for 3,600,000 shares of the Company's common stock. The acquisition is scheduled to close in the first quarter of 2000.

                  Gamma owns a 51% interest in Sino-Panel (Gaoyao) Limited, a Sino-foreign joint venture company ("Sino-Panel"). The remaining 49% of Sino-Panel is owned by a party unrelated to the Company. Sino-Panel owns equipment for a particle panel production line in Gaoyao, China, which consists of reconditioned wood particle grinding equipment, multi-layer press, and other ancillary equipment and facilities that were manufactured in Finland.

                  Following closing of the acquisition, Sino-Panel will construct new production facilities along the West River in the Gaoyao Economic Development Zone in Guangdong Province, China, for the manufacture of particleboard panels and doors with high quality overlays. These products are to be used in the production of door cores, cabinet panels and shelving. The production facilities will be capable of production, at their full production level, of 75,000 m(3)/annum of particleboard or 1,250,000 doors. Construction is scheduled for completion by December 2000.

                  The demand for particleboard in China has been growing rapidly since 1980 when China began its economic reform. The increased demand for particleboard was primarily driven by the expansion and modernization of the Chinese furniture industry. The Company believes that the demand for furniture in China will continue to grow rapidly, with annual growth rates ranging from 8-10%. The Company believes that Sino-Panel's planned facilities, using imported equipment, will be capable of manufacturing high quality particleboard panels that will be superior in quality to currently available domestic produced particleboard panels.

HISTORY OF THE COMPANY

                  The Company was incorporated in the State of Delaware on June 26, 1997 as Orient Packaging Holdings, Ltd. On June 27, 1997 all the outstanding shares of Orient Investments Limited ("Orient Investments") were acquired by the Company in exchange for the issuance by the Company of a 100% interest in the Company to the former shareholders of Orient Investments. On December 1, 1999, the Company changed its name to China Gateway Holdings Inc.

                  Orient Investments, a British Virgin Islands corporation incorporated on January 8, 1997, is a holding company for Orient Packaging Limited (f/k/a Orient Financial Services Limited) ("Orient Packaging"), a British Virgin Islands corporation incorporated on May 25, 1993. Orient Packaging is the owner of a 60% interest in Wuhan Limited; a PRC registered Sino-foreign equity joint venture company. The remaining 40% interest is owned by Dong Feng Paper Mill Company, a China state-owned enterprise.

COMPLIANCE WITH ENVIRONMENTAL LAWS

                  There is a levy of RMB35,000/month paid by Wuhan Limited to the local environment protection office for the discharge of the water after the papermaking process. Wuhan Limited has upgraded its pollution controls system so that the levy is not expected to be increased.

WUHAN LIMITED

                  The Company presently owns a 60% interest in Wuhan Limited pursuant to a Joint Venture Agreement dated December 20, 1997 (the "Joint Venture Agreement"). The validity, interpretation, execution and settlement of disputes is to be governed under Chinese law and disputes are to be submitted for arbitration to the Foreign Economic and Trade Arbitration Commission of the China Council for the Promotion of International Trade. Despite some progress in developing a legal system, China does not have a comprehensive system of laws. The interpretation of Chinese laws may be subject to policy changes reflecting domestic political factors. Enforcement of existing laws, including laws pertaining to Chinese joint ventures, may be uncertain and sporadic, and implementation may be inconsistent.

EMPLOYEES

                  The Company and its subsidiaries have approximately 900 full-time employees. The Company's executive officers are based in the Company's executive office in Hong Kong. All other employees of the Company are based in China.

PATENTS AND TRADEMARKS

                  The Golden Horse band name has been registered as a trade name in China since 1958 by Wuhan Company. The trade name has been registered by Wuhan Company since 1958. The trade name is licensed to Wuhan Limited by Wuhan Company for the term of the Joint Venture.

                                   PROPERTIES

                  HONG KONG. The Company occupies office space in Wanchai, Hong Kong. The lease expires May 9, 2001.

                  WUHAN, HUBEI. The Company's joint venture, Wuhan Dong Feng Paper Company Limited, leases a paper manufacturing plant in Wuhan, consisting of 25,730 square meters. The lease expires concurrent with the term of Wuhan Limited in 2027.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

                  Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Act of 1995:

                  This Registration Statement on Form 10-SB contains "forward-looking" statements within the meaning of the Federal securities laws. These forward-looking statements include, among others, statements concerning the Company's expectations regarding sales trends, gross and net operating margin trends, political and economic matters, the availability of equity capital to fund the Company's capital requirements, and other statements of expectations, beliefs, future plans and strategies, anticipated events or trends, and similar expressions concerning matters that are not historical facts. Although the Company believes that the assumptions on which forward-looking statements are based are reasonable, and the forward-looking statements are within the definition of the Private Securities Litigation Reform Act of 1995, the forward-looking statements in this Registration Statement on Form 10-SB are subject to risks and uncertainties that could cause actual results to differ materially from those results expressed in or implied by the statements contained herein.

OVERVIEW:

                  China Gateway Holdings Inc., formerly Orient Packaging Holdings Limited (the "Company"), was incorporated in the State of Delaware on June 26, 1997. Effective June 27, 1997, the Company issued 2,310,000 shares of common stock to the shareholders of Orient Investments Limited, a British Virgin Islands corporation incorporated on January 9, 1997 ("OIL"), in exchange for 100% of the capital stock of OIL. OIL owned a 100% interest in Orient Packaging Limited ("OPL"), which was incorporated in the British
Virgin Islands on May 25, 1993, originally as Orient Financial Services Limited. OPL owned a 60% interest in Wuhan Dong Feng Paper Company Limited, a Sino-foreign equity joint venture ("Wuhan Limited" or the "Joint Venture"), with the remaining 40% owned by Wuhan Dong Feng Paper Mill Company, a PRC state-owned enterprise ("Wuhan Company").

                  In accordance with an agreement between OPL and Wuhan Company dated December 20, 1996 (the "Joint Venture Agreement"), the Joint Venture was established with a term of 30 years from the date the business license is issued to engage in the manufacture and sale of cartonboard packaging materials. The Joint Venture produces primarily coated and uncoated white-lined chipboard, which are the most common types of cartonboard used in consumer packaging for beverages, dry foodstuffs, pharmaceutical products and other consumer items. The Joint Venture's production facilities and operations are located in the city of Wuhan, Hubei Province, PRC. The Company had no significant operations prior to the commencement of the Joint Venture's operations effective March 1, 1997.

                  Through December 31, 1997, OPL had contributed cash of RMB 4,876,893 to Wuhan Limited, and Wuhan Company had contributed a building and machinery, accounts receivable and inventory, net of certain liabilities, with a carrying value of RMB 7,102,039, which approximated fair value at the date of contribution to Wuhan Limited. During the year ended December 31, 1998, OPL contributed cash of RMB 5,752,718 to Wuhan Limited. All initial capital contributions required by the Joint Venture Agreement had been completed as of December 31, 1998.

                  Pursuant to an amendment to the Joint Venture Agreement dated February 26, 1998, the parties to the Joint Venture Agreement agreed to expand its registered capital in order to facilitate the expansion of the Joint Venture by March 31, 1999. OPL agreed to contribute additional cash of RMB 34,362,000 to the Joint Venture, consisting of RMB 20,000,000 by December 31, 1998 and RMB 14,362,000 by March 31, 1999, and Wuhan Company agreed to contribute machinery and equipment with a total value of RMB 22,908,000. OPL did not fund its required capital contributions during 1998 and 1999. The funding of this capital contribution would most likely be accomplished through a sale of the Company's equity securities. The parties to the Joint Venture Agreement are currently in discussions regarding deferring OPL's funding commitment. Management of the Company believes that such discussions will be successfully concluded during the next several months with no effect on the respective equity interests of the Joint Venture parties. However, there can be no assurances that such discussions with be successfully concluded or that the Company will be able to successfully raise its capital contribution through the sale of its equity securities.

                  Pursuant to an amendment to the Joint Venture Agreement dated April 19, 1999, certain assets and liabilities related to Wuhan Company aggregating RMB 26,112,048 were extinguished, consisting of amounts due to Wuhan Company of RMB 32,122,132, less amounts due from Wuhan Company of RMB 6,010,084, and were reflected as a contribution to capital to the Joint Venture effective December 31, 1998. The amounts due to Wuhan Company that were forgiven reflected unrecoverable charges to the Joint Venture for raw material inventory. Based on the agreement by Wuhan Company to forgive such amounts, OPL agreed to contribute sufficient capital to the Joint Venture as may be required to fund its operations at current levels.

                  Effective October 4, 1999, the Company entered into an agreement (the "Purchase Agreement") to acquire 100% of the outstanding capital stock of Gamma Link Enterprises Corp., a British Virgin Islands company ("Gamma"), in exchange for 3,600,000 shares of the Company's common stock valued at RMB 44,712,000 (RMB 12.42 per share). Gamma owns a 51% equity interest in Sino-Panel (Gaoyao) Limited, a Sino-foreign equity joint venture ("Sino-Panel"), with the remaining 49% owned by an unrelated company. Sino-Panel's only assets consists of a particle panel production line consisting of reconditioned wood particle grinding equipment, multi-layer presses, and other ancillary equipment and facilities that were originally manufactured and operated in Finland. Such equipment has not been employed in revenue-generating operations for the past several years. The Purchase Agreement is expected to close in the first quarter of 2000, at which time Sino-Panel expects to begin construction of new production facilities for the manufacture of particleboard panels and doors with high quality overlays, which will be used in the production of door cores, cabinet panels and shelving, and which will be marketed in the PRC and internationally. Construction of the new manufacturing facilities in Gaoyao City, Guangdong Province, PRC, is scheduled for completion by December 2000, and operations are expected to commence during the year ended December 31, 2001.

                  The acquisition of OIL by the Company was accounted for as a recapitalization of OIL, as the shareholders of OIL acquired all of the capital stock of the Company in a reverse acquisition. Accordingly, the assets and liabilities of OIL have been recorded at historical cost, and the shares of common stock issued by the Company have been reflected in the consolidated financial statements giving retroactive effect as if the Company had been the parent company from inception. The historical consolidated financial statements for the nine months ended September 30, 1999 and 1998, the year ended December 31, 1998, and the ten months ended December 31, 1997 consist of the combined financial statements of the Company and its direct and indirect subsidiaries and joint venture interests from the dates of their respective formation or acquisition. The financial statements for the two months ended February 28, 1997 reflect the operations of Wuhan Company, the predecessor of Wuhan Limited.

                  The Company's customers are concentrated in the PRC. Sales to such customers are generally on an open account basis and are denominated in RMB. Through September 30, 1999, the Company's revenues were generated through its interest in Wuhan Limited, which supplies paperboard directly or indirectly to major international consumer brands. Approximately 15%, 19%, 22% and 9% of the Company's sales were generated by one customer during the year ended December 31, 1998, the ten months ended December 31, 1997, the two months ended February 28, 1997, and the nine months ended

September 30, 1999, respectively. During such periods, the Company also had significant purchases of raw material inventory from the same customer. As of December 31, 1998 and 1997, and as of September 30, 1999, approximately 30%, 32% and 33%, respectively, of net trade receivables were due from five customers, of which one customer accounted for greater than 10% of the net trade receivables balance.

                  The consolidated financial statements have been presented in Chinese Renminbi ("RMB"). Transactions and monetary assets denominated in currencies other than the RMB are translated into RMB at the respective applicable exchange rates. Monetary assets and liabilities denominated in other currencies are translated into RMB at the applicable rate of exchange at the balance sheet date. The resulting exchange gains or losses are credited or charged to the consolidated statements of operations. Currency translation adjustments arising from the use of different exchange rates from period to period are included in comprehensive income.

CONSOLIDATED RESULTS OF OPERATIONS:

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998:

                  Sales. Sales remained relatively constant in 1999 as compared to 1998. For the nine months ended September 30, 1999, sales were RMB 42,659,988, all to unrelated parties, as compared to sales of RMB 43,082,891, consisting of RMB 40,477,695 (94.0%) to unrelated parties and RMB 2,605,196 (6.0%) to a related party, for the nine months ended September 30, 1998. During the nine months ended September 30, 1999, the Company sold 10,665 metric tons of cartonboard at an average selling price of RMB 4,000 per metric ton, as compared to selling 11,337 metric tons of cartonboard at an average selling price of RMB 3,800 per metric ton for the nine months ended September 30, 1998.

                  Gross Profit. For the nine months ended September 30, 1999, gross profit was 10.4% of sales, as compared to a gross profit of (2.1%) of sales for the nine months ended September 30, 1998. The Company incurred a negative gross profit during the nine months ended September 30, 1998 as a result of its cost of raw material inventory including certain unrecoverable costs. The Company was unable to sell its products in 1998 at a price sufficient to recover such excess inventory costs because of management's concentration at that time on sales to related parties and on maintaining market share at the expense of profitability. The purchase liability associated with such excess inventory costs was forgiven by Wuhan Company effective December 31, 1998, as described above.

                  Sales and Marketing Expenses. For the nine months ended September 30, 1999, sales and marketing expenses were RMB 850,756 or 2.0% of sales, as compared to sales and marketing expenses of RMB 772,222 or 1.8% of sales for the nine months ended September 30, 1998.

                  General and Administrative Expenses. For the nine months ended September 30, 1999, general and administrative expenses were RMB 12,626,134 or 29.6% of sales, as compared to general and administrative expenses of RMB 10,711,622 or 24.9% of sales for the nine months ended September 30, 1998. The increase in general and administrative expenses in 1999 as compared to 1998 was primarily a result of increased personnel-related expenses.

                  Other Income (Expense). The Company recorded commission income of RMB 2,785,030 during the nine months ended September 30, 1999. The Company did not have any commission income during the nine months ended September 30, 1998. For the nine months ended September 30, 1999, interest expense was RMB 728,229, as compared to RMB 2,370,274 for the nine months ended September 30, 1998. Interest expense decreased in 1999 as compared to 1998 primarily as a result of a reduction in interest bearing debt to Wuhan Company, which decreased as a result of Wuhan

Company forgiving approximately RMB 32,000,000 of such debt, which was recorded effective December 31, 1998.

                  Income Taxes. The Company did not recognize any income tax expense for the nine months ended September 30, 1999 and 1998. The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiaries are not liable for income taxes. The Company's PRC joint venture is subject to income taxes at an effective rate of 33%. The joint venture is exempt from income taxes in the PRC for the first two years starting from the first year of profitable operations, followed by a 50% exemption for the next three years. Losses incurred by the joint venture may be carried forward for five years.

                  Minority Interest. For the nine months ended September 30, 1999 and 1998, the Company recorded a minority interest of RMB 3,483,934 and RMB 4,967,679, respectively, to reflect the 40% interest of Wuhan Company in the Joint Venture.

                  Net Loss. Net loss was RMB 4,605,056 for the nine months ended September 30, 1999, as compared to a net loss of RMB 10,847,495 for the nine months ended September 30, 1998.

YEAR ENDED DECEMBER 31, 1998 AND THE TEN MONTHS ENDED DECEMBER 31, 1997:

                  Sales. Sales for the year ended December 31, 1998 were RMB 60,321,795, consisting of RMB 55,416,605 (91.9%) to unrelated parties and RMB 4,905,190 (8.1%) to a related party. Sales for the ten months ended December 31, 1997 were RMB 93,577,458, consisting of RMB 75,366,279 (80.5%) to unrelated parties and RMB 18,211,179 (19.5%) to a related party. During the year ended December 31, 1998, the Company sold 15,847 metric tons of cartonboard at an average selling price of RMB 3,800 per metric ton. During the ten months ended December 31, 1997, the Company sold 27,648 metric tons of cartonboard at an average selling price of RMB 3,380 per metric ton.

                  The decrease in sales in 1998 as compared to 1997 was a result of several factors. The Company abandoned its previous policy of reducing prices to maintain or increase market share. Due to low profit margins and credit risk, the Company intentionally reduced sales to related parties in 1998. The Company also reduced its customers from 273 in 1997 to 82 in 1998 by implementing a program in 1998 to focus on its key customers, particularly multi-national consumer product companies that operate in the PRC. The Company believes that these customers can generate larger orders that will allow the Company to operate its manufacturing facilities more efficiently, which in turn will generate improved profit margins. Although these factors had the effect of significantly reducing sales in 1998 as compared to 1997, the Company believes that these policies will ultimately result in increased sales with improved profit margins and reduced credit risk.

                  Gross Profit. Gross profit for the year ended December 31, 1998 was (10.3%) of sales, as compared to a gross profit of 17.6% of sales for the ten months ended December 31, 1997. The Company incurred a negative gross profit during the year ended December 31, 1998 as a result of its cost of raw material inventory including certain unrecoverable costs. The Company was unable to sell its products in 1998 at a price sufficient to recover such excess inventory costs because of management's concentration at that time on sales to related parties and on maintaining market share at the expense of profitability. The purchase liability associated with such excess inventory costs was forgiven by Wuhan Company effective December 31, 1998, as described above.

                  Sales and Marketing Expenses. Sales and marketing expenses for the year ended December 31, 1998 were RMB 1,779,781 or 3.0% of sales. Sales and marketing expenses for the ten months ended December 31, 1997 were RMB 952,338 or 1.0% of sales. Sales and marketing expenses increased substantially in 1998 as compared to 1997, both on an absolute basis and as a percentage of sales, primarily as a result of increased sales commission rates.

                  General and Administrative Expenses. General and administrative expenses for the year ended December 31, 1998 were RMB 17,189,503 or 28.5% of sales. General and administrative expenses for the ten months ended December 31, 1997 were RMB 8,008,362 or 8.6% of sales. General and administrative expenses increased substantially in 1998 as compared to 1997, both on an absolute basis and as a percentage of sales, primarily as a result of increased personnel-related expenses.

                  Other Income (Expense). For the year ended December 31, 1998, interest expense was RMB 3,488,795. For the ten months ended December 31, 1997, interest expense was RMB 3,567,295.

                  Income Taxes. The Company did not recognize any income tax expense for the year ended December 31, 1998 and the ten months ended December 31, 1997. The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiaries are not liable for income taxes. The Company's PRC joint venture is subject to income taxes at an effective rate of 33%. The joint venture is exempt from income taxes in the PRC for the first two years starting from the first year of profitable operations, followed by a 50% exemption for the next three years. Losses incurred by the joint venture may be carried forward for five years.

                  Minority Interest. For the year ended December 31, 1998 and the ten months ended December 31, 1997, the Company recorded a minority interest of RMB 9,629,089 and (RMB 1,380,167), respectively, to reflect the 40% interest of Wuhan Company in the Joint Venture. The minority interest recorded for the year ended December 31, 1998 reflects the increase in equity in the Joint Venture attributable to the minority interest as the result of the debt forgiveness by Wuhan Company, as described above.

                  Net Income (Loss). Net loss was RMB 20,271,018 for the year ended December 31, 1998. Net income was RMB 2,070,255 for the ten months ended December 31, 1997.

CONSOLIDATED FINANCIAL CONDITION:

LIQUIDITY AND CAPITAL RESOURCES:

                  Operating. For the year ended December 31, 1998, the Company's operations utilized cash resources of RMB 8,783,639. For the ten months ended December 31, 1997, the Company's operations utilized cash resources of RMB 8,310,310. The Company had net working capital of RMB 13,500,096 at December 31, 1998, as compared to net working capital of RMB 9,328,880 at December 31, 1997, reflecting a current ratio of 1.39:1 at December 31, 1998 as compared to 1.17:1 at December 31, 1997. The Company's operations utilized cash resources during the ten months ended December 31, 1997 primarily to support increased receivables and inventories. The Company's operations utilized cash resources during the year ended December 31, 1998 as a result of the substantial operating loss. The Company had net working capital of RMB 13,500,096 at December 31, 1998 as a result of the extinguishment of certain assets and liabilities to Wuhan Company of RMB 26,112,048 effective December 31, 1998, as described above.

                  For the nine months ended September 30, 1999, the Company's operations utilized cash resources of RMB 8,653,732, as compared to utilizing cash resources of RMB 4,579,540 for the nine months ended September 30, 1998. The Company had net working capital of RMB 6,719,791 at September 30, 1999, as compared to net working capital of RMB 13,500,096 at December 31, 1998, reflecting a current ratio of 1.20:1 at September 30, 1999 as compared to 1.39:1 at December 31, 1998. The Company's operations utilized an increased amount of cash resources in 1999 as compared to 1998 primarily as a result of decreases in accounts payable and accrued expenses, offset in part by a decrease in inventories.

                  Receivables decreased by RMB 759,109, to RMB 32,014,034 at September 30, 1999, from RMB 32,773,143 at December 31, 1998. Net of the amount extinguished effective December 31, 1998 of RMB 6,010,084, receivables decreased by RMB 3,392,478, to RMB 32,773,143 at December 31, 1998, from RMB 42,175,705 at December 31, 1997. Bad debt expense was RMB 117,163 for the nine months ended September 30, 1999, RMB 166,532 for the year ended December 31, 1998, and RMB 60,875 for the ten months ended December 31, 1997.

                  Inventories decreased by RMB 6,682,828, to RMB 5,415,551 at September 30, 1999, from RMB 12,098,379 at December 31, 1998. Inventories decreased by RMB 9,565,996, to RMB 12,098,379 at December 31, 1998, from RMB 21,664,375 at December 31, 1997.

                  Investing. During the year ended December 31, 1998, additions to property, plant and equipment aggregated RMB 2,350,671. During the ten months ended December 31, 1997, additions to property, plant and equipment aggregated RMB 590,906.

                  During the nine months ended September 30, 1999, the Company had no additions to property, plant and equipment, but generated RMB 134,474 from the sale of property, plant and equipment. During the nine months ended September 30, 1998, additions to property, plant and equipment aggregated RMB 2,302,370.

                  As of September 30, 1999, the Company had budgeted capital expenditures of approximately RMB 500,000 through December 31, 1999.

                  Financing. The Company has relied on the credit provided by Wuhan Company, the 40% interest holder in the Joint Venture, supplemented by the sale of its securities and short-term bank loans, for the working capital resources to fund its operations from March 1997 through September 1999.

                  In conjunction with the reverse merger transaction on June 27, 1997 pursuant to which 2,310,000 shares of common stock were issued, the Company received net assets with an historical cost basis of RMB 1,655,780. During the ten months ended December 31, 1997, the Company sold 212,000 shares of common stock for net proceeds of RMB 4,393,414, and issued an additional 465,000 shares of common stock to entities arranging such financing for consideration of RMB 24,836. During the year ended December 31, 1998, the Company issued 773,466 shares of common stock for net proceeds of RMB 9,131,001. In addition, during the year ended December 31, 1998, stock options and warrants were exercised, resulting in the issuance of 393,692 shares of common stock for net proceeds of RMB 28,200.

                  During the nine months ended September 30, 1999, the Company issued 153,000 shares of common stock for net proceeds of RMB 612,770.

                  Additional transactions with respect to the Joint Venture are discussed above at "Overview".

                  Due to Wuhan Company increased by RMB 1,433,069 during the ten months ended December 31, 1997 and by RMB 4,242,125 during the year ended December 31, 1998, net of the amount extinguished effective December 31, 1998 of RMB 32,122,132. During the nine months ended September 30, 1999, due to Wuhan Company increased by RMB 6,905,996.

                  The Company had short-term bank loans of RMB 2,503,539 at December 31, 1997, as compared to RMB 1,227,057 at December 31, 1998 and RMB 1,101,361 at September 30, 1999.

                  During the nine months ended September 30, 1999, certain shareholders made advances to the Company totaling RMB 667,023, which are unsecured, non-interest bearing and payable on demand.

                  The Company anticipates, based on currently proposed plans and assumptions relating to its operations, that its projected cash flows from operations, combined with the credit provided by Wuhan Company, the cash that the Company expects to generate from the issuance of its securities, and advances provided by certain shareholders during the year ending December 31, 1999, will be sufficient to support its planned operations for 12 months. Depending upon the rate of growth, the Company may seek additional capital in the future to support the expansion of operations and acquisitions.

INFLATION AND CURRENCY MATTERS:

                  In recent years, the Chinese economy has experienced periods of rapid growth as well as relatively high rates of inflation, which in turn has resulted in the periodic adoption by the Chinese government of various corrective measures designed to regulate growth and contain inflation. Since 1993, the Chinese government has implemented an economic program designed to control inflation, which has resulted in the tightening of working capital available to Chinese business enterprises. The recent Asian financial crisis has resulted in a general reduction in domestic production and sales, and a general tightening of credit, throughout China. The success of the Company depends in substantial part on the continued growth and development of the Chinese economy.

                  Foreign operations are subject to certain risks inherent in conducting business abroad, including price and currency exchange controls, and fluctuations in the relative value of currencies. Changes in the relative value of currencies may occur periodically and may, in certain instances, materially affect the Company's results of operations. Both the conversion of Renminbi into foreign currencies and the remittance of foreign currencies abroad requires the approval of the government of China. The Renminbi is not freely convertible into foreign currencies, and the ability to convert the Renminbi is subject to the availability of foreign currencies. As a result of the Asian financial crisis, China tightened foreign exchange controls in 1998. Effective December 1, 1998, all foreign exchange transactions involving the Renminbi must take place through authorized banks in China at the prevailing exchange rates quoted by the People's Bank of China. The Company expects that a portion of its revenues will need to be converted into other currencies to meet foreign currency exchange obligations, including the payment of any dividends declared.

                  The continuing Asian financial crisis has had a negative impact on the Company's operations by reducing the Chinese economy's growth and general level of activity. During the last two years, the effects of the Asian financial crisis have negatively impacted the Company. In addition, although the central government of China has repeatedly indicated that it does not intend to devalue its currency in the near future, recent announcements by the central government of China indicate that devaluation is an increasing possibility. Should the central government of China decide to devalue the Renminbi, the Company does not believe that such an action would have a detrimental effect on the Company's operations, since the Company conducts virtually all of its business in China, and the sale of its products is settled in Renminbi. However, devaluation of the Renminbi against the United States dollar would adversely affect the Company's financial performance when measured in United States dollars.

RECENT ACCOUNTING PRONOUNCEMENTS:

                  In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defined comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's only current component of comprehensive income is foreign currency translation adjustment. The Company adopted SFAS No. 130 for its fiscal year beginning January 1, 1998. Adoption of SFAS No. 130 did not have a material effect on the Company's financial statement presentation and disclosures.

                  In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier years to be restated. The Company operates in only one segment, the manufacture and sale of cartonboard packaging materials. The Company adopted SFAS No. 131 for its fiscal year beginning January 1, 1998. Adoption of SFAS No. 131 did not have a material effect on the Company's financial statement presentation and disclosures.

                  In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits" ("SFAS No. 132"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 requires comparative information for earlier years to be restated. The Company does not have any pension or other post retirement benefit plans. The Company adopted SFAS No. 132 for its fiscal year beginning January 1, 1998. Adoption of SFAS No. 132 did not have a material effect on the Company's financial statement presentation and disclosures.

                  In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 also addresses the accounting for hedging activities. The Company will adopt SFAS No. 133 for its fiscal year beginning January 1, 2001. The Company currently does not have any derivative instruments nor is it engaged in any hedging activities, thus the Company does not believe that implementation of SFAS No. 133 will have a material effect on its financial statement presentation and disclosures.

YEAR 2000 ISSUE:

                  The Year 2000 Issue results from the fact that certain computer programs have been written using two digits rather than four digits to define the applicable year. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

                  Based on a recent internal assessment, the Company has determined that certain of its software programs will have to be modified or replaced so that its computer systems will properly recognize dates subsequent to December 31, 1999. The Company believes that the cost to modify its existing software and/or convert to new software will not be significant, and will have been completed prior to December 31, 1999.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information as of December 31, 1999 with respect to the beneficial ownership of the common stock of the Company by each beneficial owner of more than 5% of the outstanding shares of common stock of the Company, each director, each executive officer and all executive officers and directors of the Company as a group, (i) the number of shares of common stock owned by each such person and group and (ii) the percent of the Company's common stock so owned.

         As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Exchange Act as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated. The address of those persons for which an address is not otherwise indicated is:

                  CLI Building, Suite 1003
                  313 Hennessy Road
                  Hong Kong


          NAME OF BENEFICIAL OWNER                 NUMBER OF SHARES OF                   PERCENTAGE OUTSTANDING
          ------------------------                    COMMON STOCK                            COMMON STOCK
                                                   BENEFICIALLY OWNED                     BENEFICIALLY OWNED(1)
                                                   ------------------                     ---------------------
Danny Wu                                                1,250,000(2)                               29.02%
Lawrence Hon                                            1,250,000(2)                               29.02%
Vincent Chan                                             172,868 (3)                               4.01%
Steven Tang                                                  --                                     --%
All Directors & Executive Officers as a                   1,422,868                                33.03%
group (4 person)


5% BENEFICIAL OWNERS
Gateway Worldwide Ltd.                                     1,250,000                               29.02%

Cartier-Fleming International Limited                       518,606                                12.04%
13C Chinaweal Centre
414-424 Jaffe Road
Wanchai, Hong Kong

(1) Calculations based upon 4,307,158 shares outstanding on December 31, 1999.
(2) Represents 1,250,000 shares held by Gateway Worldwide Ltd., a British Virgin Islands corporation owned 50-50 by Messieurs Hon and Wu.
(3) Represents 172,868 shares held by Critical Success Ltd., a British Virgin Islands corporation, of which Mr. Chan is the sole shareholder.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

                  The following table and text sets forth the names and ages of all directors and executive officers of the Company and the key management personnel as of December 31, 1999. The Board of Directors of the Company is comprised of only one class. All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Executive officers serve at the discretion of the Board of Directors, and are appointed to serve until the first Board of Directors meeting following the annual meeting of stockholders. Also provided is a brief description of the business experience of each director and executive officer and the key management personnel during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.


         NAME                               AGE                             POSITION
         ----                               ---                             --------
         Danny Wu                           39                    Chairman of the Board, Chief
                                                                  Executive Officer and Secretary

         Lawrence Hon                       51                    Director

         Vincent Chan                       36                    Director

         Steven Tang                        44                    Director

         Chen Yuen Chen                     29                    Vice President - Business Department

         Oscar Shen                         25                    Accounting and Finance Manager


                            BACKGROUND AND EXPERIENCE

DANNY W. WU, CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND SECRETARY

Mr. Wu was appointed Chairman, CEO and Secretary of the Company in March 1999. Mr. Wu has extensive experience in investing and operating in Asia. He started as a credit officer in a bank in Hong Kong. In 1985, Mr. Wu later joined Hong Kong Trade Development Council taking charge of promoting export trade and investment of Hong Kong.

In 1990, he went private and joined Quanta Group, a Taiwanese conglomerate, and were responsible for negotiating licensing and franchise agreements. Mr. Wu also involved in planning and setting up joint venture enterprises in China and Taiwan with multinational companies. He acquired knowledge and experience in investing and operating under an international environment. His projects included catering, cable manufacturing, gifts and premiums and computer peripherals. Mr. Wu also participated in the financial and general management in these companies.

In 1994, Mr. Wu joined Sino-Wood Partners Limited in Hong Kong and was responsible for business development. In 1995, Mr. Wu found an investment company, and invested in a number of ventures in China, Hong Kong and the U.S. Mr. Wu joined the Company in 1999. He is a graduate of University of Hong Kong, with a degree in management studies and economics.

LAWRENCE HON , DIRECTOR

Mr. Hon was appointed a director of the Company in March 1999. Mr. Hon has over twenty years of senior managerial experience, in trading and manufacturing environment, covering different functions. He started his career as a professional accountant. He served as accounting manager, company secretary and financial controller in the early stage of his career. Throughout his career, Mr. Hon has worked mainly for multinational companies. In 1984, Mr. Hon joined Modern Printing Equipment Ltd. as the Financial Director. Modern Printing was a subsidiary of KNP BT, a Dutch based multinational group. KNP BT is the World's eighth largest forestry group specializing in paper, packaging and printing business. He was promoted to KNP BT's Regional Financial Director in 1986 and Deputy Managing Director of Asian Operations in 1990, responsible for Hong Kong, China, Taiwan and Korea. Between 1994 and 1996 Mr. Hon served as the Senior Vice President of Sino-Forest Corporation, a company listed on the Toronto Stock Exchange. Mr. Hon was in charge of tree plantation, which provide wood fiber for both paper, packaging and panel-board production.

Mr. Hon is currently the CEO and President of AgroCan Corporation, a company specialized in producing and distributing of fertilizers in China. Mr. Hon is a professional accountant with fellowship in the respective accountants' associations in Hong Kong and U.K. He also holds a MBA degree and a professional qualification in Information Technology.

STEVEN TANG, DIRECTOR

Mr. Tang was appointed a director of the Company in March 1999. Mr. Tang is the President of Viasystems Asia Pacific Ltd. based in Hong Kong. Viasystems Asia Pacific Ltd. is the Asia subsidiary of Viasystems Group, Inc., with sales turnover of over US$1.4 billion in the printed circuit board and electronic assembly business. Steven has extensive experience operating in China, Asia and USA. He was the managing director for Utilux Asia Ltd. for five years since 1994. Previously, he was the general manager for Amphenol East Asia Ltd. in the electronics and interconnect business. Steven has a B.Sc. degree in electrical and electronics engineering from Nottingham University and an MBA degree from Bradford University in the United Kingdom.

VINCENT C.H. CHAN, DIRECTOR

Mr. Chan was appointed a director of the Company in March 1999. Mr. Chan is an investment director of a leading Asian direct investment firm. Formerly, he served in various capacities in the financial field, including, corporate finance and direct investment for Standard Chartered Asia Limited and HSBC Private Equity Management Limited. He has over 11 years experience in direct investments and merger and acquisition in Asia, including China. Mr. Chan was graduated with a Bachelor of Arts degree in Geography and Economics from the University of Hong Kong, and a MBA degree from the Manchester Business School in the United Kingdom.

YUAN-CHENG CHEN, VICE PRESIDENT, BUSINESS DEVELOPMENT

Mr. Chen was appointed Vice President of Business Development for the Company in March 1999. Mr. Chen is the VP, Business Development, and is responsible for sales and market development for the Company's products of the Packaging and Wood Divisions. Mr. Chen has a strong technical background and an extensive experience in printing and packaging industry in China. Before joining the Company, Mr. Chen worked six years in a major toy manufacturer in Guangzhou as the Marketing Manager. He managed a team of 30 sales and marketing personnel. He is a graduate of the Faculty of Electronics of Beijing Printing Institute, majoring in electronic publishing.

OSCAR SHEN, ACCOUNTING AND FINANCE MANAGER

Mr. Shen was appointed Accounting and Finance Manager of the Company in March 1999. Mr. Shen was born in the U.S.A. and received his education in Hong Kong, Canada and U.S.A. He is a graduate of University of Wisconsin-Madison, with an accounting major. In 1995, he joined Lippo Asia Investment Management (HK) Limited and was involved in financial analysis and corporate finance. He joined Hong Kong Metal Work Co. Ltd. in 1996, and was involved in establishing a new computerized accounting system for the accounting and shipping departments. Mr. Shen joined Ernst and Young in 1997 as an auditor, and participated in auditing of major listed companies in Hong Kong.

                             EXECUTIVE COMPENSATION

                  The following table sets forth the compensation paid during fiscal year ended December 31, 1998 to the Company's Chief Executive Officer. No officer of the Company received annual compensation in excess of US$100,000 per annum.

                           SUMMARY COMPENSATION TABLE

              NAME AND
         PRINCIPAL POSITION                                       YEAR                  SALARY
         ------------------                                       ----                  ------
         Nils A. Ollquist(1), Chairman, President, Chief          1998                US$86,710
         Executive Officer and Secretary                          1997                US$88,258

(1) Mr. Ollquist resigned as Chairman, President, Chief Executive Officer and Secretary and Mr. Danny Wu became Chairman, Chief Executive Officer and Secretary on March 20, 1999.

COMPENSATION AGREEMENTS

                  There are currently no long-term employment or consulting agreements between the Company and the executive officers or directors of the Company.

BOARD OF DIRECTORS

                  During the year ended December 31, 1998, 12 meetings of the Board of Directors were held; certain corporate actions were also conducted by unanimous written consent of the Board of Directors. Directors receive no compensation for serving on the Board of Directors, but are reimbursed for any out-of-pocket expenses incurred in attending board meetings. The Company had no audit, nominating or compensation committees, or committees performing similar functions, during the year ended December 31, 1998.

STOCK OPTION PLAN

                     As of December 31, 1999, the Company has not adopted a stock option plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                  At December 31, 1998 and 1997, and at September 30, 1999 (unaudited) the Company has RMB 266,929, RMB 121,352 and RMB110,118, respectively due from shareholders and RMB 500,037, RMB 818,891 and RMB451,512, respectively, due from employees of the Company, which represent unsecured, non-interest bearing advances, due on demand.

                  During the year ended December 31, 1998, net debt in the amount of RMB 26,112,048 due to Wuhan Company was extinguished. When the Joint Venture was formed in 1997, it owed Wuhan Company net current payables in excess of RMB 33,000,000. In order to assist the economic viability of the Joint Venture, effective December 31, 1998, Wuhan Company forgave a major portion of the initial indebtedness. Because the debt forgiveness was made by a significant equity investor in the Joint Venture, the Company has accounted for the debt extinguishment as a capital contribution by Wuhan Company resulting in an increase in minority interest of RMB 10,444,819 and an increase in capital in excess of par of RMB 15,667,229.

                  At December 31, 1998 and 1997, and at September 30, 1999 (unaudited), the Company has RMB 4,730,373, RMB 32,610,380 and RMB 11,636,369, respectively, due to Wuhan Company, which is unsecured, bears interest at the current market rate (9.2% at December 31, 1997 and 5.8% at September 30, 1999) and is due on demand. Interest expense related to this obligation was approximately RMB 3,115,937, RMB 3,117,027, and RMB 2,336,952 for the year ended December 31, 1998, the ten months ended December 31, 1997 and the nine months ended September 31, 1999 (unaudited), respectively, and is included in total debt amounts extinguished during 1998. The weighted average interest rate on the short-term loans and the amount due to Wuhan Company was 9.54% at December 31, 1998 and 6.5% at September 30, 1999 (unaudited).

                  At December 31, 1998 and 1997, and at September 30, 1999 (unaudited), the Company has a receivable of RMB 1,634,478, RMB 1,135,377 and RMB1,310,213, respectively, due from an affiliate of Wuhan Company. During the year ended December 31, 1998, the ten months ended December 31, 1997, the two months ended February 28, 1997 and the nine months ended September 30, 1999 (unaudited), the Company purchased RMB 4,551,242, RMB 15,239,725, RMB 2,790,271 and RMB 0, respectively, of raw material inventory and had net sales of RMB 4,905,190, RMB 18,211,179, RMB 3,486,087 and RMB 0, respectively, to this affiliate.

                  During the nine months ended September 30, 1999, certain shareholders made advances to the Company totaling RMB 677,023. The advances are unsecured, noninterest bearing and are payable on demand.

                            DESCRIPTION OF SECURITIES

GENERAL

                  The Company is authorized by its Certificate of Incorporation to issue an aggregate of 50,000,000 shares of common stock, par value US$0.0001 per share.

                  The following summary descriptions are qualified in their entirety by reference to the Company's Certificate of Incorporation, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

                  The Company is authorized to issue 50,000,000 shares of common stock, par value US$0.0001 per share. As of December 31, 1999, 4,307,158 shares of common stock were issued and outstanding. Each stockholder is entitled to one vote per share of common stock owned by such stockholder on all matters submitted to a vote of the stockholders.

                  The common stock is not entitled to preemptive rights and is not subject to redemption. Holders of common stock are entitled to receive dividends at such times and in such amounts as the Board of Directors, from time to time, may determine. Holders of common stock are entitled to receive, on a pro rata basis, all remaining assets of the Company available for distribution to the holders of common stock in the event of the liquidation, dissolution or winding up of the Company.

                  All outstanding shares of common stock are validly issued, fully paid and non-assessable.

SECTION 203 OF DELAWARE LAW

                  Section 203 of the Delaware Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date, the business combination is approved by the board of directors and by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person, who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.
Section 203 may have a depressive effect on the market price of the common stock and/or the Units.

TRANSFER AGENT

                  The Transfer Agent and Registrar for the common stock is U.S. Stock Transfer Corporation, Glendale, California.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

                  The Company was formed on June 26, 1997. Since October, 1997, the Company's common stock has been listed for trading on the OTC Electronic Bulletin Board under the symbol "ORPK." The trading market is limited and sporadic and should not be deemed to constitute an "established trading market." In connection with the change of the Company's name to China Gateway, the Company's symbol was changed to "CNGH" on December 13, 1999.

                  The following table sets forth the range of bid prices of the Company's common stock as quoted on the OTC Electronic Bulletin Board during the periods indicated. Such prices reflect prices between dealers in securities and do not include any retail markup, markdown or commission and may not necessarily represent actual transactions. The information set forth below was provided by NASDAQ Trading & Market Services.

                                                                       HIGH                      LOW
                                                                       ----                      ---
FISCAL YEAR ENDED DECEMBER 31, 1998

First Quarter                                                         $9.99                     $2.67
Second Quarter                                                         6.25                      4.50
Third Quarter                                                          5.13                      0.38
Fourth Quarter                                                         2.88                      1.13

FISCAL YEAR ENDED DECEMBER 31, 1999

First Quarter                                                          2.00                       .59
Second Quarter                                                         3.59                       .75
Third Quarter                                                          2.25                       .94
Fourth Quarter                                                         2.44                       .69

FISCAL YEAR ENDING DECEMBER 31, 2000

Period from January 1, 2000 to
     January 6, 2000                                                    .81                       .56

                  On January 6, 2000, the closing bid price for the common stock as reported by OTC Electronic Bulletin Board was $.625.

                  As of December 31, 1999, the number of security holders of record of the Company's common stock was 44. As of such date, 4,307,158 shares were outstanding.

DIVIDEND POLICY

                  The Company has never paid dividends on the common stock and does not anticipate paying dividends on its common stock in the foreseeable future. It is the present policy of the Board of Directors to retain all earnings to provide for the future growth of the Company. Earnings of the Company, if any, not paid as dividends are expected to be retained to finance the expansion of the Company's business. The payment of dividends on its common stock in the future will depend on the results of operations, financial condition, capital expenditure plans and other cash obligations of the Company and will be at the sole discretion of the Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS

                  There are no pending proceedings against the Company or any of its properties nor, to the knowledge of the Company, are any legal proceedings threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

                  None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

                  The following is information for all securities that the Company has sold since inception without registering the securities under the Securities Act:

                  1. On June 27, 1997, the Company issued a total of 2,310,000 shares of common stock, consisting of 1,684,856 shares of common stock to Cartier-Fleming International Limited, 561,619 shares of common stock to Critical Success Limited, 57,750 to Mr. Xiang Bin and 5,775 shares to Mr. Lachlan J. Christie, in connection with the acquisition of 100% of the interest in Orient Investments Limited. The shares were issued in a private transaction not involving an offering pursuant to Section 4(2) of the Securities Act. This transaction was characterized as a reincorporation and had no financial impact on the Company.

                  2. On June 27, 1997, the Company issued 285,000 shares of common stock to 4 unrelated accredited financial consultants of the Company for services rendered in connection with the reincorporation discussed in Transaction 1. The shares were issued pursuant to Rule 506 of Regulation D.

                  3. On June 27, 1997, the Company issued 180,000 shares of common stock and an option to purchase 150,000 shares of common stock at $1.66 per share to an unrelated accredited financial consultant of the Company for services rendered in connection with the reincorporation discussed in Transaction 1. The common stock were issued pursuant to Rule 504 of Regulation D and the option was issued pursuant to 4(2) of the Securities Act.

                  4. From July 1997 through March 1998, the Company issued an aggregate of 317,700 shares of common stock to 23 accredited investors at $2.50 per share in a private placement, for an aggregate purchase price of $794,250. The investors either had pre-existing personal or business relationships with the Company's officers and/or directors or were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The offering was done pursuant to Rule 504 of Regulation D.

                  5. From January 1998 through May 1998, the Company issued 45,800 shares of common stock to 8 accredited investors at $2.50 per share in a private placement, for an aggregate purchase price of $114,500. The investors were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The shares were issued pursuant to Rule 506 of Regulation D.

                  6. From January 1998 through April 1998, the Company issued 23,050 shares of common stock to 12 accredited investors for $2.75 per shares in a private placement, for an aggregate purchase of $63,387.50. The investors were introduced to the Company by financial consultants of the

Company who were affiliated with registered broker-dealers. The shares were issued pursuant to Rule 504 of Regulation D.

                  7. On October 31, 1997, March 20, 1998 and April 3, 1998, the Company issued warrants to an accredited unrelated financial consultant of the Company to purchase 45,000, 30,000 and 45,000 shares, respectively, at the exercise price of $.10 per share, for services rendered in connection with the private placements described in Transactions 4, 5 and 6. The warrants were issued pursuant to Rule 504 of Regulation D.

                  8. In March and April 1998, the warrants issued in Transaction 7 were exercised for an aggregate of 120,000 shares of common stock. The shares were issued pursuant to Rule 504 of Regulation D.

                  9. On April 8, 1998, the option issued in Transaction 3 was exercised pursuant to the cashless exercise provision as provided in the Stock Option Agreement for an aggregate of 111,692 shares of common stock. The shares were issued pursuant to Section 4(2) of the Securities Act.

                  10. On March 27, 1998, the Company issued 3,000 shares of common stock and warrants to purchase 125,000 shares of common stock at $.10 per share, which were immediately exercised, to an accredited investor for an aggregate purchase price of $100,000. The investor had a pre-existing business relationship with the Company. The 3,000 shares of common stock were issued pursuant to Rule 504 of Regulation D and the warrants for the 125,0000 shares and the 125,000 shares of common stock, were issued pursuant to Rule 506 of Regulation D.

                  11. On April 16, 1998, the Company issued warrants to purchase 3,905 shares of common stock to an accredited investor in Transaction 4 as compensation for services rendered in connection with Transaction 4. The warrants were issued pursuant to Rule 504 of Regulation D.

                  12. On May 15, 1998, the Company issued 235,316 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at the exercise price of $2.75 per share at $2.75 per unit in a private placement to 24 accredited investors for an aggregate purchase price of $647,119. The investors were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The units were issued pursuant to Rule 506 of Regulation D.

                  13. On August 10, 1998, the Company issued 15,000 shares of common stock to an accredited unrelated financial consultant for financial services rendered in connection with Transaction 12. The shares were issued pursuant to Rule 504 of Regulation D.

                  14. In August and September 1998, the Company issued 10,600 shares of common stock to 3 accredited unrelated financial consultants for services rendered in connection with Transaction 12. The shares were issued pursuant to Rule 504 of Regulation D.

                  15. From September to November 1998, the Company issued 250,000 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at the exercise price of $.10, at $1.00 per unit to 4 accredited investors, for an aggregate purchase price of $250,000. The investors were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The units were issued pursuant to Rule 504 of Regulation D.

                  16. On November 5, 1998, the Company issued 20,000 units, each unit consisting of one share of common stock and a warrant to purchase one share of common stock at the exercise price of $.10, at $1.50 per unit to 1 accredited investor, for an aggregate purchase price of $30,000. The investor was introduced to the Company by a financial consultant of the Company who was affiliated with a registered broker-dealer. The units were issued pursuant to Rule 504 of Regulation D.

                  17. From September 1998 to January 1999, warrants issued in Transactions 15 and 16 were exercised for an aggregate of 27,000 shares of common stock. The shares were issued pursuant to Rule 504 of Regulation D.

                  18. From October to December 1998, the Company issued 35,000 shares of common stock to 2 accredited unrelated consultants to the Company for services rendered in connection with Transaction 12. The shares were issued pursuant to Rule 504 of Regulation D.

                  19. On December 18, 1998, the Company issued 30,000 shares to an accredited unrelated advisor for investor relation services. The shares were issued pursuant to Rule 504 of Regulation.

                  20. On December 8, 1998, the Company granted an option to an employee to purchase 10,000 shares of common stock, at the exercise price of $.10, as compensation. The option was issued pursuant to Rule 504 of Regulation D.

                  21. On December 31, 1998, the option granted in Transaction 20 was exercised for 10,000 shares of common stock. The shares were issued pursuant to Rule 504 of Regulation D.

                  22. On March 17, 1999, the Company issued 148,000 shares of common stock to 2 accredited investors at $.50 per share, for an aggregate purchase price of $74,000. The investors were introduced to the Company by financial consultants of the Company who were affiliated with registered broker-dealers. The shares were issued pursuant to Rule 504 of Regulation D.

                  23. On April 6, 1999, the Company issued 5,000 shares of common stock to an accredited unrelated financial consultant for services rendered in connection with Transaction 22. The shares were issued pursuant to Rule 504 of Regulation D.

The Company believes that the transactions described above were exempt from registration under Section 3(a)(9), 3(b) or 4(2) of the Securities Act because the Company was not a development stage company, the aggregate amount of the subject securities was less than $1,000,000 and the subject securities were, sold to a limited group of persons, each of whom was believed to have been a sophisticated investor or had a pre-existing business or personal relationship with the Company or its Management and was purchasing for investment without a view to further distribution. Restrictive legends were placed, as applicable, on stock certificates evidencing the securities.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                  The Company's Certificate of Incorporation includes provisions, which limit the liability of its directors. As permitted by applicable provisions of the Delaware Law, directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to the Company or its stockholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of the Company or its stockholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to the Company or its stockholders, or that show a reckless disregard for duty to the Company or its stockholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to the Company or its stockholders, or (iii) based on transactions between the Company and its directors or another corporation with interrelated directors or based on improper distributions, loans or guarantees under applicable sections of Delaware Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

                  The Company has been advised that it is the position of the Commission that insofar as the provision in the Company's Certificate of Incorporation may be invoked for liabilities arising under the Securities Act, the provision is against public policy as expressed in the Securities Act and is therefore unenforceable.

==============================================================================

                           CHINA GATEWAY HOLDINGS, INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LIMITED)

==============================================================================



                        CONSOLIDATED FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998
                       TEN MONTHS ENDED DECEMBER 31, 1997,
                   TWO MONTHS ENDED FEBRUARY 28, 1997 AND THE
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)

==============================================================================

                           CHINA GATEWAY HOLDINGS, INC.
                   (FORMERLY ORIENT PACKAGING HOLDINGS LIMITED)

==============================================================================



                        CONSOLIDATED FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1998,
                       TEN MONTHS ENDED DECEMBER 31, 1997,
                   TWO MONTHS ENDED FEBRUARY 28, 1997 AND THE
            NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)


CONTENTS                                                                                        PAGE

Independent auditors' report                                                                     F-2

Consolidated balance sheets                                                                      F-3

Consolidated statements of operations                                                            F-5

Consolidated statements of shareholders' equity and comprehensive income (loss)                  F-7

Consolidated statements of cash flows                                                            F-8

Notes to consolidated financial statements                                                      F-11

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
China Gateway Holdings, Inc.
  (formerly Orient Packaging Holdings Limited)

We have audited the accompanying consolidated balance sheets of China Gateway Holdings, Inc. (formerly Orient Packaging Holdings Limited) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the year ended December 31, 1998, the ten months ended December 31, 1997, and the two months ended February 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Gateway Holdings, Inc. (formerly Orient Packaging Holdings Limited) and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended December 31, 1998, the ten months ended December 31, 1997, and the two months ended February 28, 1997, in conformity with generally accepted accounting principles.



HORWATH GELFOND HOCHSTADT PANGBURN, P.C.
Denver, Colorado
May 14, 1999

==============================================================================

                         CHINA GATEWAY HOLDINGS, INC.
                  (FORMERLY ORIENT PACKAGING HOLDINGS LIMITED)

==============================================================================


                           CONSOLIDATED BALANCE SHEETS


                                                             December 31,                          September 30,
                                          -----------------------------------------------  ---------------------------
                                               1998             1998            1997           1999           1999
                                          --------------     -----------     ------------  ------------    -----------
                                            US DOLLARS           RMB             RMB        US DOLLARS         RMB
ASSETS                                                                                      (Unaudited)    (Unaudited)
Current assets:
   Cash                                   $     284,556       2,355,811        1,361,250   $   148,415      1,228,712
   Receivables:
     Trade, less allowance for
       doubtful accounts (Note 3)
       1999: RMB 1,487,950 (unaudited)
       1998: RMB 1,370,787,
       1997: RMB 3,221,347                    3,308,086      27,387,313       35,431,639     3,333,911     27,601,115
     Employees (Note 8)                          60,399         500,037          818,891        54,538        451,512
     Affiliates (Note 8)                        229,669       1,901,407        1,256,729       171,560      1,420,331
     Other (Note 3)                             360,481       2,984,386        4,668,446       306,934      2,541,076
   Inventories (Note 4)                       1,461,351      12,098,379       21,664,375       654,139      5,415,551
   Prepaid expenses and other                   142,030       1,175,852          552,625       154,496      1,279,047
                                            -----------      -----------      -----------  ------------    -----------
      Total current assets                    5,846,572      48,403,185       65,753,955     4,823,993     39,937,344
                                            -----------      -----------      -----------  ------------    -----------

Property, plant and equipment, net
 of accumulated depreciation
 (Note 5)                                     1,102,627       9,128,539        7,315,749     1,018,458      8,431,712
                                            -----------      -----------      -----------  ------------    -----------
                                            $ 6,949,199      57,531,724       73,069,704   $ 5,842,451     48,369,056
                                            ===========      ===========      ===========  ============    ===========

                                   (Continued)

                                                             December 31,                          September 30,
                                           ----------------------------------------------  ---------------------------
                                               1998             1998             1997          1999            1999
                                           ------------      -----------      -----------  ------------    -----------
                                            US DOLLARS           RMB              RMB       US DOLLARS          RMB
                                                                                            (Unaudited)    (Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term loans (Note 6)                $  148,215        1,227,057        2,503,539   $   133,032      1,101,361
   Accounts payable                          2,036,802       16,862,480       14,078,667     1,716,492     14,210,675
   Accrued expenses                          1,110,032        9,189,844        5,384,067       307,180      2,543,113
   Due to Joint Venturer (Note 8)              571,377        4,730,373       32,610,380     1,405,547     11,636,369
   Due to related parties (Note 8)                                                              80,569        667,023
   Value added tax payable (Note 7)            349,483        2,893,335        1,848,422       369,495      3,059,012
                                            -----------      -----------      -----------  ------------    -----------
      Total liabilities (all current)        4,215,909       34,903,089       56,425,075     4,012,315     33,217,553
                                            -----------      -----------      -----------  ------------    -----------

Minority interest                            1,123,096        9,297,996        8,482,205       702,276      5,814,061
                                            -----------      -----------      -----------  ------------    -----------


Commitments and contingencies
  (Notes 7, 10, and 11)

Shareholders' equity (Note 9):
   Common stock, US $0.0001 par
    value, authorized 50,000,000
    shares; issued and outstanding:
     1999:  4,307,158 shares, (unaudited)
     1998:  4,154,158 shares,
     1997:  2,987,000 shares                       415            3,436            2,475           431          3,568
   Capital in excess of par                  3,805,561       31,505,861        6,071,555     3,879,561     32,118,499
   Retained (deficit) earnings              (2,198,452)     (18,200,763)       2,070,255    (2,754,692)   (22,805,819)
   Other comprehensive income                    2,670           22,105           18,139         2,560         21,194
                                            -----------      -----------      -----------  ------------    -----------
      Total shareholders' equity             1,610,194       13,330,639        8,162,424     1,127,860      9,337,442
                                            -----------      -----------      -----------  ------------    -----------
                                            $6,949,199       57,531,724       73,069,704   $ 5,842,451     48,369,056
                                            ===========      ===========      ===========  ============    ===========


                 See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

The consolidated statements of operations for the two months ended February 28, 1997 reflect the operations of the predecessor Company; see Note 1 to the consolidated financial statements.


                                                              Ten months    Two months
                                    Year ended December 31,      ended         ended          Nine Months ended September 30,
                                    ----------------------   December 31,   February 28,     ---------------------------------
                                       1998         1998         1997           1997          1999          1999          1998
                                   -----------   ---------- -------------   -----------    -----------  -----------   ------------
                                   US DOLLARS       RMB          RMB            RMB         US DOLLARS      RMB           RMB
                                                                                           (Unaudited)  (Unaudited)   (Unaudited)
Net sales:
   Substantially to a
    related party (Note 8)      $    592,493     4,905,190    18,211,179      3,486,087             -             -     2,605,196
   Others                          6,693,716    55,416,605    75,366,279     10,036,618  $  5,152,857    42,659,988    40,477,695
                                ------------  ------------  ------------   ------------  ------------  ------------  ------------
                                   7,286,209    60,321,795    93,577,458     13,522,705     5,152,857    42,659,988    43,082,891
                                ------------  ------------  ------------   ------------  ------------  ------------  ------------
Cost of sales:
   Substantially to a related
    party (Note 8)                   549,740     4,551,242    15,239,725      2,790,271             -             -     3,020,449
   Others                          7,485,569    61,972,277    61,903,090     10,097,153     4,615,199    38,208,771    40,946,529
                                ------------  ------------  ------------   ------------  ------------  ------------  ------------
                                   8,035,309    66,523,519    77,142,815     12,887,424     4,615,199    38,208,771    43,966,978
                                ------------  ------------  ------------   ------------  ------------  ------------  ------------
     Gross (loss) profit            (749,100)   (6,201,724)   16,434,643        635,281       537,658     4,451,217      (884,087)
                                ------------  ------------  ------------   ------------  ------------  ------------  ------------

Operating expenses:
   Sales and marketing expenses      214,978     1,779,781       952,338        230,650       102,763       850,756       772,222
   General and administrative
     expenses                      2,076,303    17,189,503     8,008,362      1,245,792     1,525,116    12,626,134    10,711,622
   Rent expense, related party
     (Note 11)                       181,488     1,502,521     1,251,770              -       136,118     1,126,891     1,126,825
                                ------------  ------------  ------------   ------------  ------------  ------------  ------------
                                   2,472,769    20,471,805    10,212,470      1,476,442     1,763,997    14,603,781    12,610,669
                                ------------  ------------  ------------   ------------  ------------  ------------  ------------
(Loss) income from operations     (3,221,869)  (26,673,529)    6,222,173       (841,161)   (1,226,339)  (10,152,564)  (13,494,756)
                                ------------  ------------  ------------   ------------  ------------  ------------  ------------


                                   (Continued)

The consolidated statements of operations for the two months ended February 28, 1997 reflect the operations of the predecessor Company, see Note 1 to the consolidated financial statements.



                                                             Ten months     Two months
                                   Year ended December 31,     ended          ended           Nine Months ended September 30,
                                   ---------------------     December 31,   February 28,      ------------------------------
                                     1998          1998          1997          1997          1999          1999           1998
                                ------------  ------------  ------------   ------------  -----------  -------------  ------------
                                 US DOLLARS        RMB           RMB            RMB       US DOLLARS       RMB             RMB
                                                                                          (Unaudited)   (Unaudited)    (Unaudited)
Other income (expense):
   Interest income               $     6,513        53,920       746,616        86,730   $       818         6,773        43,108
   Interest expense (Note 8)        (421,408)   (3,488,795)   (3,567,295)     (973,706)      (87,963)     (728,229)   (2,370,274)
   Commission income                       -             -             -             -       336,405     2,785,030             -
   Other                              25,160       208,297        48,928        90,314             -             -         6,748
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                    (389,735)   (3,226,578)   (2,771,751)     (796,662)      249,260     2,063,574    (2,320,418)
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------
(Loss) income before minority
  interest                        (3,611,604)  (29,900,107)    3,450,422    (1,637,823)     (977,079)   (8,088,990)  (15,815,174)
Minority interest                  1,163,088     9,629,089    (1,380,167)            -       420,821     3,483,934     4,967,679
                                 -----------   -----------   -----------   -----------   -----------   -----------   -----------

Net (loss) income                $(2,448,516)  (20,271,018)    2,070,255    (1,637,823)  $  (556,258)   (4,605,056)  (10,847,495)
                                 ===========   ===========   ===========   ===========   ===========   ===========   ===========

Basic net (loss) earnings per
 common share                    $     (0.67)        (5.60)         0.69                 $     (0.13)        (1.09)        (3.04)
                                 ===========   ===========   ===========                  ===========   ===========   ===========

Diluted net (loss) earnings per
 common share                    $     (0.67)        (5.60)         0.65                 $     (0.13)        (1.09)        (3.04)
                                 ===========   ===========   ===========                  ===========   ===========   ===========


                 See notes to consolidated financial statements.

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                (LOSS) (NOTE 1)

        Year ended December 31, 1998, ten months ended December 31, 1997, two months ended February 28, 1997, and the nine months ended
                         September 30, 1999 (unaudited)
                         (Expressed in Chinese Renminbi)


                                                                                                          Foreign
                                                       Common shares                        Retained      currency
                                     Predecessor       -------------         Capital in     earnings     translation
                                        equity       Shares       Amount    excess of par   (deficit)    adjustments       Total
                                     -----------   -----------  ----------- -------------  -----------   -----------   -----------
THE PREDECESSOR:
Balances at December 31, 1996          7,602,224             -            -            -             -             -     7,602,224
Comprehensive income (loss):
   Net loss for the two months
      ended February 28, 1997         (1,637,823)                                                                       (1,637,823)
   Other comprehensive income              6,665                                                                             6,665
   Comprehensive loss                                        -            -            -             -             -    (1,631,158)
                                     -----------   -----------  -----------  -----------   -----------   -----------   -----------
Balances at February 28, 1997          5,971,066             -            -            -             -             -     5,971,066
                                     ===========   ===========  ===========  ===========   ===========   ===========   ===========
THE COMPANY:
Issuance of common stock at
  inception, March 1, 1997                           2,310,000        2,301    1,653,479             -             -     1,655,780
Issuance of common stock                               677,000          174    4,418,076                                 4,418,250
Comprehensive income (loss):
  Net income for the ten months
   ended December 31, 1997                                   -            -            -     2,070,255             -     2,070,255
 Other comprehensive income                                                                                   18,139        18,139
Comprehensive income                                                                                                     2,088,394
                                                   -----------  -----------  -----------   -----------   -----------   -----------

Balances at December 31, 1997                        2,987,000        2,475    6,071,555     2,070,255        18,139     8,162,424
Issuance of common stock                             1,122,158          900    9,158,301             -             -     9,159,201
Common stock issued for services                        45,000           61      608,776                                   608,837
Extinguishment of debt by                                    -            -   15,667,229                                15,667,229
  Joint Venturer
Comprehensive income (loss):
  Net loss for the year ended
    December 31, 1998                                                                      (20,271,018)                (20,271,018)
  Other comprehensive income                                                                                   3,966         3,966
Comprehensive loss                                           -            -            -             -             -   (20,267,052)
                                                   -----------  -----------  -----------   -----------   -----------   -----------

Balances at December 31, 1998                        4,154,158        3,436   31,505,861   (18,200,763)       22,105    13,330,639
Issuance of common stock (unaudited)                   153,000          132      612,638                                   612,770
Comprehensive income (loss):
  Net loss for the nine months ended
  September 30,  1999 (unaudited)                                                           (4,605,056)                 (4,605,056)
  Other comprehensive income
    (unaudited)                                                                                                 (911)         (911)
 Comprehensive loss  (unaudited)                             -            -            -             -             -    (4,605,967)
                                                   -----------  -----------  -----------   -----------   -----------   -----------

Balances at September 30, 1999
   (unaudited)                                       4,307,158        3,568   32,118,499   (22,805,819)       21,194     9,377,442
                                                   ===========  ===========  ===========   ===========   ===========   ===========


                 See notes to consolidated financial statements.

                  CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows for the two months ended February 28, 1997, reflect the operations of the predecessor Company; see Note 1 to the consolidated financial statements.

                                                                      Ten months  Two months
                                            Year ended December 31,     ended        ended        Nine months ended September 30,
                                           ------------------------  December 31, February 28, -------------------------------------
                                              1998         1998          1997        1997          1999        1999         1998
                                           -----------  -----------  ------------ ------------ ------------ ----------- ------------
                                           US DOLLARS      RMB           RMB          RMB       US DOLLARS     RMB          RMB
                                                                                                (Unaudited) (Unaudited)  (Unaudited)
Cash flows from operating activities:
Net (loss) income                         $(2,448,516) (20,271,018)   2,070,255    (1,637,823) $  (556,258) (4,605,056) (10,847,495)
Adjustments to reconcile net (loss)
 income to net cash used in operating
 activities:
   Depreciation                                64,970      537,881      377,195        71,033       82,106     679,590      403,406
   Gain on sale of property, plant and
    equipment                                       -            -            -             -      (14,161)   (117,238)           -
   Minority interest                       (1,163,088)  (9,629,089)   1,380,167             -     (420,821) (3,483,934)  (4,967,679)
   Compensation expense related to stock
    issuance                                   73,541      608,837            -             -            -           -            -
Decrease (increase) in  assets
   Receivables                                409,774    3,392,478   (5,919,273)    2,718,998       91,692     759,109    1,409,946
   Inventories                              1,155,467    9,565,996  (10,118,538)   (2,962,646)     807,212   6,682,828    2,676,908
   Prepaid expenses and  other                (75,279)    (623,227)     164,536     2,472,758      (12,465)   (103,195)     807,814
Increase (decrease) in liabilities
   Accounts payable                           336,254    2,783,813    4,888,343    (2,268,368)    (320,309) (2,651,805)   4,764,639
   Accrued expenses                           459,696    3,805,777      796,794    (3,374,811)    (802,852) (6,646,731)     312,619
   Amounts due to related parties                                                                   80,569     667,023            -
   Value added tax payable                    126,214    1,044,913   (1,949,789)            -       20,012     165,677      860,302
                                          -----------  -----------  -----------   -----------  -----------  ----------  -----------

Net cash used in operating activities      (1,060,967)  (8,783,639)  (8,310,310)   (4,980,859)  (1,045,275) (8,653,732)  (4,579,540)
                                          -----------  -----------  -----------   -----------  -----------  ----------  -----------
Cash flows from investing activities:
  Capital expenditures                       (283,935)  (2,350,671)    (590,906)            -            -           -   (2,302,370)
  Sale of property, plant and
   equipment                                        -            -            -             -       16,243     134,474            -
                                          -----------  -----------  -----------   -----------  -----------  ----------  -----------
Net cash (used in) provided by
 investing activities                        (283,935)  (2,350,671)    (590,906)            -       16,243     134,474   (2,302,370)
                                          -----------  -----------  -----------   -----------  -----------  ----------  -----------

                                   (Continued)

The consolidated statements of cash flows for the two months ended February 28, 1997 reflect the operations of the predecessor Company, see Note 1 to the consolidated financial statements.

                                                                      Ten months  Two months
                                            Year ended December 31,     ended        ended        Nine months ended September 30,
                                           ------------------------  December 31, February 28, -------------------------------------
                                              1998         1998          1997        1997          1999        1999         1998
                                           -----------  -----------  ------------ ------------ ------------ ----------- ------------
                                           US DOLLARS      RMB           RMB          RMB       US DOLLARS     RMB          RMB
                                                                                                (Unaudited) (Unaudited)  (Unaudited)
Cash flows from financing activities:
   Increase (decrease) in short-term
    loans                                 $  (154,185)  (1,276,482)   2,503,539    (1,466,980) $   (15,183)    (125,696)   (299,572)
   Increase in due to Joint Venturer          512,402    4,242,125    1,433,069     3,798,210      834,168    6,905,996     429,335
   Issuance of common stock                 1,106,338    9,159,262    6,074,030             -       74,016      612,770   7,931,501
                                          -----------  -----------  -----------   -----------  -----------  -----------  ----------
Net cash provided by financing
 activities                                 1,464,555   12,124,905   10,010,638     2,331,230      893,001    7,393,070   8,061,264
                                          -----------  -----------  -----------   -----------  -----------  -----------  ----------

Effect of exchange rate changes on cash           479        3,966            -             -         (110)        (911)     12,352
                                          -----------  -----------  -----------   -----------  -----------  -----------  ----------

Increase (decrease) in cash                   120,132      994,561    1,109,422    (2,649,629)    (136,141)  (1,127,099)  1,191,706

Cash, beginning                               164,424    1,361,250      251,828     2,901,456      284,556    2,355,811   1,361,250
                                          -----------  -----------  -----------   -----------  -----------  -----------  ----------

Cash, ending                              $   284,556    2,355,811    1,361,250       251,827  $   148,415    1,228,712   2,552,956
                                          ===========  ===========  ===========   ===========  ===========  ===========  ==========

Supplemental disclosures of cash flow
 information:

   Cash paid for interest                 $    44,404      367,616    3,119,142       973,706  $    87,963      728,229   2,370,274
                                          ===========  ===========  ===========   ===========  ===========  ===========  ==========

                                   (Continued)

The consolidated statements of cash flows for the two months ended February 28, 1997 reflect the operations of the predecessor Company, see Note 1 to the consolidated financial statements.

Supplemental disclosure of noncash investing and financing activities:

   Effective December 31, 1998, certain assets and liabilities related to the Joint Venturer were extinguished as follows:

                                                                     RMB
                                                                 -----------
       Receivables                                               (6,010,084)
       Due to joint venturer                                     32,122,132
                                                                 -----------
                                                                 26,112,048
                                                                 ===========

   On March 1, 1997, the Joint Venturer contributed the following assets, net of certain liabilities, in exchange for a 40% equity interest in the Joint
   Venture:

                                                                     RMB
                                                                ------------
           Cash                                                     251,828
           Receivables                                           36,238,293
           Inventories                                           11,545,837
           Prepaid expenses                                         717,160
           Building and equipment                                 7,102,038
           Accounts payable and accrued expenses                (13,777,596)
           Short-term loans due to Joint Venturer               (31,177,311)
           Value added tax payable                               (3,798,210)
                                                                -----------
          Net assets contributed                                  7,102,039
                                                                ===========


                 See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and basis of consolidated financial statements:

(a) The accompanying consolidated financial statements include the accounts of China Gateway Holdings, Inc. (formerly Orient Packaging Holdings Limited), the "Company" and its subsidiaries, Orient Investments Limited ("OIL"), Orient Packaging Limited ("OPL"), and Wuhan Dong Feng Paper Company Limited ("Wuhan Limited" or the "Joint Venture"), collectively referred to as the "Group". The Company, OIL and OPL were formed for the purpose of entering into a Joint Venture agreement with Wuhan Dong Feng Paper Mill Company (the "Joint Venturer"). All significant intercompany transactions have been eliminated in consolidation.

(b) The Company was incorporated in Delaware. Effective June 27, 1997, the Company issued 2,310,000 shares of common stock to the shareholders of OIL in exchange for their interests in OIL. Prior to the exchange, the Company had no substantial operations and, under generally accepted accounting principles, the transaction was accounted for as a recapitalization, as the shareholders of OIL acquired all of the stock of the Company. Accordingly, there was no revaluation of assets or liabilities for financial statement accounting purposes. For financial reporting purposes, the consolidated financial statements reflect the above-mentioned reorganization similar to a pooling of interests, with assets and liabilities recorded at historical cost. The consolidated financial statements incorporate the results of operations and assets and liabilities of the Company and its subsidiaries. OIL and OPL are wholly-owned, British Virgin Islands incorporated companies. On December 20, 1996, OPL entered into a 30-year Joint Venture agreement with Wuhan Dong Feng Paper Mill Company. Pursuant to the Joint Venture agreement, Wuhan Limited was formed to engage in the manufacturing and sales of cartonboard packaging materials, primarily used in consumer product packaging for items such as beverages, dry foodstuffs, pharmaceutical products and other consumer items. The Joint Venture commenced operations in March 1, 1997. The Joint Venture facilities and operations are located in the city of Wuhan, Hubei Province, People's Republic of China ("PRC").

(c) Pursuant to terms of the Joint Venture agreement, OPL acquired a 60% interest in Wuhan Limited and the Joint Venturer acquired 40% in Wuhan Limited. Profits and losses of Wuhan Limited are shared based on the respective ownership interests, and the board of directors of Wuhan Limited consists of ten members, six of which are appointed by OPL. Minority interest represents the Joint Venturer's share of Wuhan Limited.

(d) Through December 31, 1997, OPL had contributed cash of RMB 4,876,893 to Wuhan Limited, and the Joint Venturer had contributed a building and machinery, accounts receivable and inventory, net of certain liabilities, with a carrying value of RMB 7,102,039, which approximates fair value at the date of contribution to Wuhan Limited. During 1998, OPL contributed cash of RMB 5,752,718 as the remaining portion of its original capital contribution to the Joint Venture. According to the Joint Venture agreement, the Joint Venturer's initial forty percent ownership interest was predicated upon its contributing current assets and current liabilities of equal amount plus RMB 7,102,039 in property, plant and equipment. In 1998, the Joint Venture agreement was amended, and OPL agreed to contribute an additional RMB 34,362,000 and the Joint Venturer agreed to contribute additional machinery and equipment valued at RMB 22,908,000. As of September 30, 1999 (unaudited), the Company had contributed none of the additional agreed upon amounts. The parties are negotiating a timetable for the Company to contribute the additional agreed upon amounts.

      The statements of operations, equity and cash flows for the two months ended February 28, 1997 reflect the operations of the predecessor (the Joint Venturer). The Company had no significant operations prior to the commencement of the Joint Venture in March 1997.

(e) The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), and are presented in Chinese Renminbi ("RMB"), the national currency of the PRC (note 2(e)).

(f) The consolidated balance sheet as of September 30, 1999, the consolidated statements of operations and cash flows for the nine months ended September 30, 1999 and 1998, and the consolidated statement of shareholders' equity and comprehensive income (loss) for the nine months ended September 30, 1999 have been prepared by the Company without audit. In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows for all such periods have been made.

2.    Principal accounting policies:

(a) The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Material intercompany accounts have been eliminated on consolidation.

(b)   Cash and cash equivalents:

      For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

(c)   Inventories:

      Inventories are stated at the lower of cost or market. Cost includes the cost of raw materials computed using the weighted average method and in the case of finished goods, direct labor and an appropriate proportion of production overhead.

(d)   Property, plant and equipment:

      Property, plant and equipment are stated at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the related assets as follows:

              Building                                            18 years
              Office equipment                                    18 years
              Machinery                                           16 years

      Repairs and maintenance costs are expensed when incurred.

      Construction in progress represents building renovation and machinery upgrades, which are not depreciated until placed into service.

      Management assesses the carrying values of its long-lived assets for impairment when circumstances warrant such a review. Generally, assets to be used in operations are considered impaired if the sum of expected undiscounted future cash flows is less than the assets' carrying values. If an impairment is indicated, the loss is measured based on the amounts by which the assets' carrying values exceed their fair values. Based on its review, management does not believe any impairment has occurred as of December 31, 1998 (or September 30, 1999, unaudited).

(e)   Translation of foreign currencies:

      Transactions and monetary assets and liabilities denominated in currencies other than RMB are translated into RMB at the respective applicable rates of exchange quoted by the People's Bank of China (the "Exchange Rate"). Monetary assets and liabilities denominated in other currencies are translated into RMB at the applicable Exchange Rate at the respective balance sheet dates. The resulting exchange gains or losses are credited or charged to the consolidated statements of operations. Currency translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in shareholders' equity, and the amount was not material for any period presented.

      The translation of amounts from RMB into US Dollars for the convenience of the reader has been made at the rate of exchange quoted by the People's Bank of China on the respective balance sheet dates of US$1.00 equal RMB 8.28, and accordingly, differs from the underlying foreign currency amounts. No representation is made that the RMB amounts could have been, or could be, converted into US Dollars at that rate on the respective balance sheet dates or at any other date.

(f)   Income taxes:

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

(g)   Earnings per share:

      The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 during 1997. This statement requires dual presentation of basic and diluted earnings per share ("EPS") with a reconciliation of the numerator and denominator of the EPS computations. Basic per share amounts are based on the weighted average shares of common stock outstanding. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for all periods presented. The basic and diluted weighted average shares outstanding at December 31, 1998 and September 30, 1999 and 1998 (unaudited) are 3,616,745, 4,241,426 and 3,568,583, respectively. Options and warrants to purchase common stock were not included in the computation of diluted EPS for the year ended December 31, 1998 or the nine months September 30, 1999 and 1998, (unaudited) because they would decrease the loss per share. The basic and diluted weighted average shares outstanding as of December 31, 1997 are 2,987,000 and 3,182,000, respectively.

      The weighted average outstanding share calculations and the earnings
      (loss) per share for each period presented have been calculated assuming that the shares of stock and warrants issued in connection with the formation of the Company and the shares of stock issued during the ten months ended December 31, 1997, had been outstanding at March 1, 1997.

(h)   Fair value of financial instruments:

      The fair values of receivables from affiliates and amounts due to the Joint Venturer and related parties are not practicable to estimate due to the indefinite payment terms and due to the related party nature of the underlying transactions. The carrying values of the Company's cash, other receivables and other liabilities approximate fair values primarily because of the short maturities of these instruments.

(i)   Stock-based compensation:

      SFAS No. 123, "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to account for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has chosen to account for employee stock-based compensation using APB 25.

(j)   Recently issued accounting pronouncements:

      In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income," ("SFAS No. 130"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company's only current component of comprehensive income are foreign currency translation adjustments. The Company adopted SFAS No. 130 for the year beginning, January 1, 1998. The financial statements of earlier periods have been reclassified to reflect the application of SFAS No. 130. Adoption of SFAS No. 130 did not have a material effect on the Company's financial statement presentation and disclosures.

      In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier yers to be restated. The Company adopted SFAS No. 131 for the year beginning January 1, 1998. The Company's results of operations and financial position were not affected by implementation of SFAS No. 131 as it operates in only one segment, cartonboard packaging materials.

      In February 1998, the Financial Accounting Standards Board issued Statement No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits" ("SFAS No. 132"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 132 revises employers' disclosures about pension and other post retirement benefit plans. SFAS No. 132 requires comparative information for earlier years to be restated. The Company adopted SFAS No. 132 for the year beginning January 1, 1998. The Company's results of operations and financial position were not affected by implementation of SFAS No. 132.

      In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embeded in other contracts, by requiring thant an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. SFAS No. 133 also addresses the accounting for certain hedging activities. The Company currently does not have any derivative instruments nor is it engaged in hedging activities, thus the Company does not believe implementation of SFAS No. 133 will have a material impact on its financial statement presentation or disclosures.

(k)   Use of estimates in the preparation of financial statements:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ materially from these estimates.

(l)   Risk considerations:

      As a majority of the Company's operations are conducted in the PRC, the Company is subject to special considerations and significant risks not typically associated with investments in equity securities of North American and Western European companies. The Company's operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for the past several years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC's political, economic and social life. There is also no guarantee that the PRC government's pursuit of economic reforms will be consistent or effective.

      The Company expects that substantially all of its revenues will be denominated in RMB. A portion of such revenues will need to be converted into other currencies to meet foreign currency obligations such as payment of any dividends declared. Both the conversion of RMB into foreign currencies and the remittance of foreign currencies abroad require PRC government approval. No assurance can be given that the operating subsidiaries within the Company will continue to be able to convert sufficient amounts of foreign currencies in the PRC's foreign exchange markets in the future for payment of dividends.

3.    Significant concentrations:

      The Company grants credit to its customers, generally without collateral. The Company's customers are concentrated in the PRC. Approximately 15%, 19%, 22% and 9% of the Company's sales were generated from one customer during the year ended December 31, 1998, the ten months ended December 31, 1997, the two months ended February 28, 1997, and the nine months ended September 30, 1999 (unaudited), respectively. No other customer accounted for over 10% of sales in any reporting period.

      Bad debt expense was RMB 166,532, RMB 60,875, RMB 0 and RMB 117,163 for the year ended December 31, 1998, the ten months ended December 31, 1997, the two months ended February 28, 1997, and the nine months ended September 30, 1999 (unaudited), respectively.

      At December 31, 1998 and 1997, and at September 30, 1999 (unaudited), approximately 30%, 32% and 33%, respectively, of net trade receivables were due from five customers, of which one customer accounted for greater than 10% of the net trade receivables balance. Other receivables at December 31, 1998 and 1997, and at September 30, 1999 (unaudited), primarily consist of RMB 2,777,737, RMB 4,388,065 and RMB 2,326,160 respectively, due from four, ten and four non-affiliated companies, respectively. These receivables represent pending reimbursements for utility and other services shared by these companies with the Company and paid by the Company on behalf of these companies.

4.    Inventories:

      At December 31, 1998 and 1997 and September 30, 1999 (unaudited), inventories consist of the following:


                                                       December 31,                           September 30,
                                      -------------------------------------------     -----------------------------
                                         1998            1998            1997            1999               1999
                                      ----------    -------------    ------------     ------------      -----------
                                      US DOLLARS          RMB             RMB          US DOLLARS           RMB
                                                                                       (Unaudited)      (Unaudited)
     Raw materials                     $   885,590       7,331,711      14,212,852     $   348,329       2,883,781
     Finished goods                        575,761       4,766,668       7,451,523         305,810       2,531,770
                                       -----------     -----------     -----------     -----------     -----------
                                       $ 1,461,351      12,098,379      21,664,375     $   654,139       5,415,551
                                       ===========     ===========     ===========     ===========     ===========

5.    Property, plant and equipment:

      At December 31, 1998 and 1997 and September 30, 1999 (unaudited), property, plant and equipment consist of the following:

                                                      December 31,                          September 30,
                                         ------------------------------------------  -----------------------------
                                            1998           1998            1997          1999            1999
                                         ---------    -------------    ------------  ------------      -----------
                                         US DOLLARS        RMB              RMB       US DOLLARS           RMB
                                                                                      (Unaudited)      (Unaudited)
     Building                          $    71,856         594,889         594,731     $    71,995         596,041
     Machinery                             791,237       6,550,572       6,548,825         766,620       6,346,765
     Office equipment                       32,560         269,561          79,295          32,123         265,943
     Construction in progress              317,505       2,628,592         470,092         340,338       2,817,629
                                       -----------     -----------     -----------     -----------     -----------
                                         1,213,158      10,043,614       7,692,943       1,211,076      10,026,378
     Less accumulated depreciation         110,531         915,075         377,194         192,618       1,594,666
                                       -----------     -----------     -----------     -----------     -----------
                                       $ 1,102,627       9,128,539       7,315,749     $ 1,018,458       8,431,712
                                       ===========     ===========     ===========     ===========     ===========

6.    Short-term loans:

      Short-term loans represent borrowings from various banks in the PRC. The maturities of these short-term borrowings are generally 90 to 120 days. Interest rates are based on the banks' prime lending rates of 5.10% to 7.70% at December 31, 1998 and 4.90% to 7.10% at September 30, 1999
      (unaudited).

7.    Value added tax:

      PRC joint ventures are subject to a value added tax ("VAT"), which is the principal indirect tax on the sales of tangible goods. The general VAT rate applicable to the Joint Venture is 17% of net sales.

8.    Related party transactions:

      At December 31, 1998 and 1997, and at September 30, 1999 (unaudited), the Company has RMB 266,929, RMB 121,352 and RMB 110,118, respectively, due from shareholders and RMB 500,037, RMB 818,891 and RMB 451,512, respectively, due from employees of the Company, which represent unsecured, non-interest bearing advances, due on demand.

      During the year ended December 31, 1998, net debt in the amount of RMB 26,112,048 due to the Joint Venturer was extinguished. When the Joint Venture was formed in 1997, it owed the Joint Venturer net current payables in excess of RMB 33,000,000. In order to assist the economic viability of the Joint Venture, effective December 31, 1998, the Joint Venturer forgave a major portion of the initial indebtedness. Because the debt forgiveness was made by a significant equity investor in the Joint Venture, the Company has accounted for the debt extinguishment as a capital contribution by the Joint Venturer resulting in an increase in minority interest of RMB 10,444,819 and an increase in capital in excess of par of RMB 15,667,229.

      At December 31, 1998 and 1997, and at September 30, 1999 (unaudited), the Company has RMB 4,730,373, RMB 32,610,380 and RMB 11,636,369,
      respectively, due to the Joint Venturer, which is unsecured, bears interest at the current market rate (9.2% at December 31, 1998 and 5.8% at September 30, 1999) and is due on demand. Interest expense related to this obligation was approximately RMB 3,115,937, RMB 3,117,027, and RMB 2,336,952 for the year ended December 31, 1998, the ten months ended December 31, 1997 and the nine months ended September 30, 1999 (unaudited), respectively, and is included in total debt amounts extinguished during 1998. The weighted average interest rate on the short-term loans and the amount due to the Joint Venturer was 9.54% at December 31, 1998 and 6.5% at September 30, 1999 (unaudited).

      At December 31, 1998 and 1997, and at September 30, 1999 (unaudited), the Company has a receivable of RMB 1,634,478, RMB 1,135,377 and RMB 1,310,213, respectively, due from an affiliate of the Joint Venturer. During the year ended December 31, 1998, the ten months ended December 31, 1997, the two months ended February 28, 1997 and the nine months ended September 30, 1999 (unaudited), the Company purchased RMB 4,551,242, RMB 15,239,725, RMB 2,790,271 and RMB 0, respectively, of raw material inventory and had net sales of RMB 4,905,190, RMB 18,211,179, RMB 3,486,087 and RMB 0, respectively, to this affiliate.

      During the nine months ended September 30, 1999, certain shareholders made advances to the Company totaling RMB 667,023. The advances are unsecured, noninterest bearing and are payable on demand (unaudited).

9.    Shareholders' equity:

      Effective March 1, 1997, the Company issued 2,310,000 shares of common stock for RMB 1,655,780, the historical cost basis of the net assets of OIL on that date. During the year ended December 31, 1997, the Company issued an additional 677,000 common shares under a private placement for net consideration of RMB 4,418,250. A total of 212,000 shares of stock were sold for RMB 4,393,414. Entities arranging the private placement received 285,000 shares for their services, and paid the Company a nominal amount of RMB 24,836 for an additional 180,000 shares.

      During the year ended December 31, 1998, the Company issued a total of 1,167,158 shares for net consideration of RMB 9,159,201. A total of 682,866 shares were issued in private placements at prices ranging from US $.78 per share to US $2.75 per share. In addition, 55,600 shares were issued to investment bankers in connection with the 1997 and 1998 private placements, 35,000 shares were issued for investment services, 10,000 shares were issued to an employee in exercise of an option issued for services, 272,000 shares were issued as a result of warrant exercises and 111,692 shares were issued as a result of an option exercise. The 35,000 shares issued for investment services were valued at the market value at the date of issue, and resulted in an expense of US $52,500 (RMB 434,642). The stock issued to an employee resulted in compensation expense of $21,031 (RMB 174,113) for the difference between the market value of the stock at the date the option was granted and the exercise price. The warrants and the option which were exercised had been issued in connection with the original formation of the Company or subsequent stock issuance transactions, and resulted in net proceeds to the Company of US $14,700 (RHB 121,716).

      In connection with the 1997 and 1998 private placements, the Company issued warrants to purchase 518,905 common shares of the Company at an exercise price of US$0.10 (RMB 0.83) each and an option to purchase 150,000 shares at an exercise price of $1.66 (RMB 13.74). The warrants expire April 2000 and 272,000 warrants were exercised in 1998. Also, during the year ended December 31, 1998, the Company issued warrants to purchase 235,316 common shares of the Company at US$2.75 (RMB 22.77) per share. These warrants expire in March 2003. The option was exercised in 1998 and 111,692 shares were issued as a result.

      At December 31, 1998 and September 30, 1999 (unaudited) warrants to purchase 246,905 common shares of the Company at an exercise price of US $0.10 (RMB 0.83) per share and warrants to purchase 235,316 common shares of the Company at an exercise price of US $2.75 (RMB 22.77) per share remain outstanding.

      The following table summarizes stock option and warrant activity for the ten months ended December 31, 1997, the year ended December 31, 1998 and the nine months ended September 30, 1999 (unaudited):

                                                Options                                            Warrants
                         --------------------------------------------------  --------------------------------------------------
                                      Exercise                    Exercise                Exercise                   Exercise
                           Shares      Price           Shares      Price       Shares      Price          Shares      Price
                         ----------  -----------     ----------  ----------  ----------  ----------      ---------  -----------
                                         US                          US                      US                        US
                                       DOLLARS                     DOLLARS                 DOLLARS                   DOLLARS
Outstanding at
  March 1, 1997                 -            -              -            -           -           -              -            -
  Granted                 150,000     $   1.66                                  45,000    $   0.10              -            -
  Exercised                     -            -              -            -           -           -              -            -
  Forfeited                     -            -              -            -           -           -              -            -
                          -------        -----        -------        -----     -------       -----        -------        -----
Outstanding at
  December 31, 1997       150,000         1.66              -            -      45,000         0.10             -            -
  Granted                                              10,000     $    .10     473,905         0.10       235,316     $   2.75
  Exercised               111,692         1.66         10,000          .10     272,000         0.10             -            -
  Forfeited                38,308         1.66              -            -           -           -              -            -
                          -------        -----        -------        -----     -------       -----        -------        -----

Outstanding at
  December 31, 1998             -            -              -            -     246,905        0.10        235,316         2.75
  Granted (unaudited)           -            -              -            -           -           -              -            -
  Exercised
   (unaudited)                  -            -              -            -           -           -              -            -
                          -------        -----        -------        -----     -------       -----        -------        -----
Outstanding at
  September 30, 1999
    (unaudited)                 -     $      -              -     $      -     246,905     $  0.10        235,316     $   2.75
                          =======        =====        =======        =====     =======       =====        =======        =====

      PRC rules and regulations governing joint ventures require allocations of a portion of annual net income, if any, to three reserve funds; a general reserve fund, an expansion fund and a welfare fund. The amounts to be reserved are stipulated by PRC laws and regulations. The allocation between required reserves is at the discretion of the board of directors. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

      Pursuant to the joint venture agreement, the profit and loss allocation of Wuhan Limited is subject to certain provisions. With the exception of the first year of operations, allocation to the Joint Venture parties of annual after-tax profits of the Joint Venture, after the deduction of contributions to the reserve funds described above, shall be decided by the board of directors according to the relative investments of the two parties.

10.   Income tax:

      The Group is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled. The Company's British Virgin Islands subsidiaries are not liable for income taxes. The Joint Venture is subject to income taxes at an effective rate of 33% (30% Chinese national income tax plus 3% Chinese local income tax). However, newly-established joint ventures are exempt from income tax in the first two years starting from the first year of profitable operations, as well as being allowed a 50% reduction in tax in the third, fourth and fifth years of profitable operations. Losses incurred by joint ventures may be carried forward for five years. Deferred tax assets and liabilities are not considered material at December 31, 1998 and 1997 or at September 30, 1999 (unaudited). The reconciliation between the effective tax rate and the statutory U.S. federal income tax rate is as follows:

                                                                       Ten months          Two months           Nine months
                                                     Year ended           ended               ended                ended
                                                    December 31,      December 31,         February 28,        September 30,
                                                        1998              1997                1997                 1999
                                                  ---------------    ---------------    ----------------     ---------------
                                                                                                                (Unaudited)
          Statutory U.S. federal tax rate                34%               34%                 34%                  34%
          Difference in foreign statutory rates          (1)               (1)                 (1)                  (1)
          Income tax exemption                          (33)              (33)                (33)                   -
          Losses carried forward                          -                 -                   -                  (33)
                                                  ---------------    ---------------    ----------------     ---------------

              Effective tax rate                          -%                -%                 -%                    -%
                                                  ===============    ===============    ================     ===============

11. Commitments and contingencies:

      (a)     Land and building lease with Joint Venturer:

              In connection with the Joint Venture agreement, Wuhan Limited entered into a 30-year cancelable lease with the Joint Venturer, which expires in 2027. Under this agreement, Wuhan Limited is leasing land and factory buildings from the Joint Venturer. Future minimum lease payments are as follows:

                                                         RMB
                                                  ------------------
                     1999                                 1,502,521
                     2000                                 1,502,521
                     2001                                 1,502,521
                     2002                                 1,502,521
                     2003                                 1,502,521
                     Thereafter                          34,808,445
                                                  ------------------
                                                         42,321,050
                                                  ==================


              Lease expense for the year ended December 31, 1998, the ten months ended December 31, 1997, the two months ended February 28, 1997 and the nine months ended September 30, 1999 (unaudited) was RMB 1,502,521, RMB 1,251,770, RMB 0 and RMB 1,126,891, respectively.

      (b)     Land and building lease with Joint Venturer (continued):

              Pursuant to the Joint Venture agreement, the Joint Venturer is to contribute the factory buildings under the lease by March 31, 1999, and continue leasing the land to Wuhan Limited.

      (c)     Other commitments:

              Wuhan Limited is subject to certain labor contracts which require it to fund various Chinese state-sponsored pension and post-employment benefits. Pursuant to the Joint Venture agreement, Wuhan Limited is to make monthly contributions equivalent to 29% of the Joint Venture's annual wages. In addition, Wuhan Limited is to make monthly payments of approximately RMB 60,435 to the Joint Venturer for medical and insurance provisions, which are administered by the Joint Venturer. Beginning in July 1998, the Joint Venture is required to make monthly payments of approximately RMB 116,730 to the Joint Venturer for medical and pension allowances for terminated joint venture staff.

PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit
Number            Title
-------           ------
3.1               Certificate of Incorporation as filed with the Delaware
                  Secretary of State on June 27, 1997
3.2               By-laws
10.1              Joint Venture with Wuhan Dong Feng Paper Mill Company for
                  establishment of Wuhan Dong Feng Paper Company Limited
10.2              Tenancy Agreement
10.3              Agreement Associated with Amending the Joint Venture
                  Agreement and Articles of Association
10.4              Purchase Agreement with Gamma Link Enterprises Corp.
10.5              Amendment to the Joint Venture Agreement
21.1              Subsidiaries of Registrant
27.1              Financial Data Schedule

                                   III-1

                                   SIGNATURES

                  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereonto duly authorized

Date:  January 7, 2000

                                           CHINA GATEWAY HOLDINGS INC.


                                           By: /s/ Danny Wu
                                              ---------------------------------
                                              Danny Wu
                                              CHAIRMAN, CHIEF EXECUTIVE OFFICER
                                              AND SECRETARY



                                   III-2